SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March, 2003

Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant's name into English)

Avenida Maria Coelho Aguiar, 215, Bloco F, 6(o) andar
05804-900 Sao Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

                               2002 ANNUAL REPORT

AmBev is the world’s fifth largest brewer.

It has a leading  position in the  Brazilian  beverage  industry with 68% of the beer market and 17% of the soft drinks segment.  AmBev is also the fifth largest
Pepsi  bottler and  distributes  non-carbonated  beverages  such as Gatorade and
Lipton Ice Tea.

AmBev is growing in other South American  markets such as Argentina,  Venezuela,
Uruguay and Paraguay, and is expanding to Central America and Peru in 2003.

Letter to shareholders

We have achieved an enormous  amount in a short time:  and there is much more to come.  These are still  early days at AmBev.  In 1999,  before  the merger  that created us,  Brahma and  Antarctica  had  combined  EBITDA of R$ 1 billion.  The merger generated synergies of R$ 500 million,  which should have given us EBITDA of R$ 1.5 billion.

Yet AmBev’s  EBITDA last year was  approximately  R$ 2.7 billion,  despite three years  of a  flat  market,  low  but  steady  inflation  and a  highly  volatile macroeconomic climate that has led to sharp exchange and interest rate swings.

This  outstanding  performance  is the result of the strategic  approach we have taken.  AmBev’s long-term strategy has been and will continue to be based on the following imperatives:

•    To grow the top line through revenue  management and per capita consumption opportunities.  We’ll continue to invest in our brands to strengthen  their consumer  preference  and are  progressively  growing  volumes  from higher margin brands.  With  preference for AmBev brands already at 82%, we have a strong base from which to expand  consumption into new drinking  occasions, and have  introduced new,  top-quality  products,  such as Skol Beats,  and re-energized  heritage  brands  like  Bohemia  to meet  the  needs  we have identified  at premium  prices.  We know exactly when people drink beer and when  they  don’t,  and  have  mapped  out a  range  of  opportunities  for increasing per capita  consumption by region,  by  neighborhood,  by income class,  and by  consumption  pattern.  We still  have  room to  manage  the industry  margin  pool  better  to retain  more of the value of our  brands without  increasing  prices to the consumer ahead of inflation:  and we are optimistic about future progress on this.

•    To improve the efficiency of our  distribution  network.  Delivering  three national  beer  brands to one  million  points of sale is the most  complex feature  of our  business.  In  recent  years we have been  gradually,  but steadily,  moving towards direct  distribution  in major cities where scale
     makes  this  the  sensible   option.   At  the  same  time,  we  have  been
     strengthening our system of third party distribution.  Instead of operating three inherited,  parallel,  single-brand  systems, we are moving towards a multi-brand network of distributors committed to handling all AmBev brands.
     Though  we  still  have a long way to go,  we have  begun  to  harness  the important  revenue  benefits of having three brands  managed under the same sales and  distribution  processes,  though with separate  sales forces for each major brand.

•    To leverage  the  profitability  of the soft drink  business by taking full advantage of the  infrastructure  and the sales technology that are already in place in the beer  business.  We have an  immensely  strong  portfolio –
     three  world-scale  beer brands,  Brazil’s  number two soft drink  (Guaraná
     Antarctica),  Pepsi Cola and leaders in niche segments. The stronger we are in soft drinks,  the better  supplier we are to the point of sale,  and the greater the  distribution  cost  synergies  available  to the business as a whole. Adding further high-margin products to our portfolio,  products such as Gatorade and Pepsi Twist,  will further enhance  profitability  that has already  doubled over the past two years.  The  development of this segment has been of high strategic importance for AmBev. This will continue.

•    To  maintain  our  commitment  to  reduce  costs as much as we can.  One of
     AmBev’s  strengths is the tight control we keep over costs.  We are already one of the lowest cost beer producers in the world,  yet we see no limit to improving our productivity. We have created a Shared Services Center (SSC), for example,  to centralize  activities such as logistics,  human resources and  finance.  This has allowed the sales and  production  units to sharpen their focus by eliminating these functions. The SSC leverages technology to achieve  process  excellence,  and can  quickly  incorporate  new  areas of operation.

Externally,  our treasury department took the right steps in 2002 to protect the company from the effects of political uncertainty and US dollar exposure.

These imperatives are supported by great people,  proprietary processes, and the unique way we do things.

The  essence of our  company has been,  and will  continue  to be, our  culture, management  strength  and depth and the  unparalleled  ability  of our people to deliver. People are carefully recruited and highly trained. We are all confident and  demanding.  We are  exceptionally  motivated by an aggressive  variable pay
system  that  rewards   performance,   ownership  and   entrepreneurship   while
consistently adding sustainable  shareholder value. Everyone in AmBev is focused
on  achieving   long-term,   sustainable  results  –  resilience  and  financial
discipline are integral parts of our culture.

We are a young  company – the average age of our  employees is just 29 – but one with a great depth of management resource.  Top managers are closely involved in recruiting  Brazil’s brightest and best,  carefully grooming the next generation of senior executives, who are incentivised through our stock ownership program.

Our  strategy  focuses on Brazil,  which  today  generates  practically  all our earnings.  Brazil will  continue  to provide  most of our growth in the short to medium term,  and our momentum does not depend on making  acquisitions.  We will not make  acquisitions  that dilute the value of the  company,  and we intend to maintain our EVA  (Economic  Value Added) growth at more than 15% a year in real terms.

Nonetheless,  we are confident of our ability to expand in Latin America  should we wish to, and will look at potential acquisitions on an opportunistic basis.

In the Southern  Cone,  for example,  the Quinsa  transaction  has recently been completed following approval by the anti-trust  authorities in Argentina.  There is a compelling  logic to this  alliance.  It reinforces our position in current markets,  and gives us an even stronger  base for  expansion  elsewhere in South
America.

As we learned in the case of Brahma and  Antarctica,  combining the strengths of the two businesses will provide benefits on both the revenue and cost sides. The two  companies  operating  together in the Southern Cone are expected to provide meaningful  synergies – in logistics,  in  distribution,  in  manufacturing  and sourcing – estimated at 15 – 25% of combined  EBITDA.  And there is the prospect of still more to come.

Looking forward,  our operations in Brazil still have tremendous  potential:  we are in a great market, we have great brands distributed by a great network,  and great people to make everything  happen.  Being in Brazil also means exposure to short-term economic volatility.  But this environment is nothing new for AmBev –
as a company we have been dealing with volatility for over ten years and we have seen just about all there is to see.  Our  management  team has proven over time its ability to continue creating value even in the most difficult circumstances.

AmBev has already grown to be one of the largest brewers and beverage  companies in the world. But more importantly we aim to be the most profitable  measured by
EBITDA margin.  This grew to 37% in 2002 from 29% in 2000, with further room for improvement.  We care  about  being the best,  and there is no reason  why AmBev should not become the  international  benchmark for  profitability in the global beverage industry.

AmBev has the  culture,  strategic  approach  and proven  management  to keep on driving forward.

The more we get the more we want.

Magim Rodriguez Junior
Chief Executive Officer

Marcel Herrmann Telles
Co-Chairman of the Board of Directors

Victorio Carlos De Marchi
Co-Chairman of the Board of Directors

Growing our business and continually improving

AmBev is the leading player in one of the world’s largest and most exciting beer markets. We are all focused on achieving  long-term,  sustainable results backed by prudent and disciplined  operating and financial policies. We invest our time and creativity in developing  lasting  competitive  advantages in areas that our competitors  find hard to imitate.  And we have a track record of achieving what everybody else believes to be impossible.

Developing our brands

Skol is the number one beer brand in Brazil.  It’s light,  it’s  youthful,  it’s bold, and it’s  innovative.  It’s a brand for young adults who know how to enjoy life.

We believe  we’ve got to  continually  evolve our brands to keep them on top and relevant in the long term.

To keep Skol young and get closer to our  consumers  we  developed  major  music events such as Skol Beats – the largest electronic dance music festival in Latin
America, and Skol Spirit – beach parties that invoke the spirit of Ibiza.

We’ve also developed  strategies to grow the per capita consumption of our beers and new occasions for people to drink our existing brands. Most beer in Brazil –
about 70% of it – is bought in 600ml bottles.  This fits with the way Brazilians traditionally  drink  their  beer,  which is  sharing a bottle  among a group of friends.

Skol Beats – an  innovative  new  product  with  higher  alcohol  content,  less bitterness  and no  aftertaste – was launched to bring more style to an occasion where beer was not as relevant as it could have been,  the ‘night out’ occasion.
It’s aimed  directly at young  adults  hanging out at parties or clubs,  and who might  otherwise  be  drinking  spirits.  It comes in a  stylish  330 ml  bottle designed to fit neatly in the palm of the drinker’s  hand. It’s a beer that says something about the drinker. It’s a beer that makes a statement.

Market opportunities

It’s been  estimated  that over the next five  years  more than one third of the growth in beer industry  profits  worldwide will occur in Latin America.  We are fortunate to operate in a growing market. We are fortunate too that we have such great brands that have been carefully  cultivated  through  targeted,  effective investment.  And we are fortunate that so many  opportunities  exist for us. But the harder we work at growing the business, the more opportunities we see ahead.

Brazil is the world’s fourth largest beer market,  but beer only has a 10% share of the Brazilian  stomach.  Per capita  consumption of 50 liters puts us 29th in the world league. This is one of the opportunities for super-premium beers.

Most beer in Brazil is currently enjoyed over the weekend when groups of friends get together for a ‘beer blast’.

This is good, and we are making sure we protect this core  business.  But we are also using our marketing strength to show them new occasions for enjoying beer.

We are  introducing  new brands to meet new needs,  and developing old brands in new ways.  Skol Beats and Bohemia are both  focused on high margin  occasions to add incremental profitability. Since the start of 2001, Bohemia has taken nearly
3% of the market by value. We are pushing to grow this super-premium  segment by
20% a year.

There are other ways of growing the  profitability  of the business than selling more beer. We are optimizing the mix of the  portfolio,  progressively  shifting volume to higher  margin  brands.  We have given our sales force the  technology they need to  maximize  our share of the margin pool – and help  retailers  sell more of our products.

We are streamlining  distribution,  improving efficiency – moving towards direct distribution in some areas, and multi-brand third party  distribution to enhance brand management.

Profitability is what makes the business sustainable,  and our target is to grow the Economic Value Added (EVA) of AmBev at a minimum of 15% a year in real terms with a 20% return on equity (ROE).  Over the past five years,  our annual EBITDA growth rate has averaged  22.3% in real terms,  and in 2002 was 21.1%.  ROE over the same period has averaged 23.7%.

Our  approach  is always  financially  prudent  and  disciplined  as we focus on growing and continually improving our business.

To continually  improve, for example, our Shared Services Center is organized by process,  rather than by the old departmentalized model, which guarantees we are quick and agile to deliver  products  and  services to our  clients  through one single point of contact for any operating issue.

Thinking big and always delivering

It’s part of the culture,  the way we are and the way we do things  around here.
We think big,  dream  impossible  dreams,  set  daunting  challenges,  stretched targets. And we expect our people to meet them, to always deliver. When they do, we raise the bar higher.

That’s what motivates us.

We are never satisfied.  All of our people work like they own the business,  and our  aggressive  pay structure  means that if the company  performs  well,  they benefit. If it does badly, we all suffer.

We are disciplined: and when we make a commitment, we deliver on it.

Reaching our targets

At AmBev,  we are  disciplined  and get things done,  no matter how difficult it might seem. Everyone in the company has individual goals linked to the corporate targets,  and knows what is expected of them.  For example,  until 2002 we had a target EBITDA  margin of 35%.  Impossible – until we achieved it. Now we have an even higher target.

Another  example.  This  year,  we are  cutting  costs  across the board with an expected  target of R$ 150 - 200 million.  Every single  employee in the company has individual contributions to this target.

This year we benchmarked ourselves against other big brewers worldwide.

We are already one of the world’s most productive brewers. But there are lessons for us to learn. And we will. We have been working together with governments for a level playing field for beverage  industry  taxation – proposing  solutions to reduce tax evasion.

There’s  a sense  of  urgency  in  everything  we do.  We act  quickly.  But not recklessly.  Underlying  everything  are  strict  financial  controls  that have allowed us to steadily  deliver high  margins,  year after year,  in an economic
environment  of  high   volatility.   We  have  seen   devaluation,   inflation,
uncertainty. But that’s the reality we live with. We understand it, we deal with
it.

We overcome it and deliver the results.

Using technology

We use proprietary technology to improve our performance at the point of sale.

Each  sales-person  has a hand-held  computer,  and a new sales program has been built in. This enables more effective pricing  management and an increase in the sales and  distribution of a wider  portfolio of our products,  by suggesting an optimized sales offer for each point of sale.

The  algorithm  suggests the right mix,  price and volumes for each outlet – and for AmBev – based on current  and  historic  market  data.  This means  category management in one million points of sale.

By keeping the  complexities  of  different  sales  initiatives  and pricing and margin  options in the computer,  the salesman is given more time to sell and to improve our point of sale execution.

Another project being implemented permits salesmen to download sales information remotely  – from  their  palm top via a cell  phone.  This  means that the sales performance of an outlet can be monitored in real time allowing parameters to be realigned promptly.

It also means that every  AmBev  salesperson  – all 13,000 of them – could be on the streets  selling for one hour more each day instead of  returning to base to process their data. That means 13,000 additional selling hours per day.

AmBev Distribution Ambassadors

AmBev’s  Excellence  Program is an annually updated  operations manual for third party and direct  distributors  that sets  world  class  performance  standards.
Distributors who achieve strong performance are recognized with honorary titles.
Top honors go to the AmBev  ‘Ambassadors’,  who maintain three consecutive years of excellence,  making them among the most admired and respected partners of the company.

Benefiting from our size and making it count

Size matters: and thinking big is at the heart of AmBev’s culture.

The  Brazilian  beer  market is huge,  and being  successful  in it  requires an operation  of enormous  strength and scale.  Strength  comes from having a tight control  over  costs  and a sharp  focus  on  profit.  It comes  from  financial soundness.  Scale is necessary – this is a big country. We are as big as we have to be. But we make sure we are efficient.

Our size and our location

Brazil.  It is one of the  world’s  largest  countries  –  roughly  the  size of
Australia or the  continental  United  States.  Its population of 172 million is young and growing.  It’s a country that can boast both 21st century  mega-cities and the Amazon  Rainforest.  It’s a tropical country.  Hot. You need to drink to keep cool. It’s a beer country – the fourth largest beer market in the world. Or more precisely,  it’s a group of beer markets, each with its own strong regional preferences.

We have a portfolio of brands to satisfy them all wherever they live,  through a distribution  network that is the most complex  part of the  Brazilian  beverage business.

AmBev’s know-how enables us to service more than 1 million points of sale, twice a week on average,  using innovative  logistics  solutions that range from heavy trucks to river canoes.

It is a unique capability.

We spend R$ 1 billion a year on transportation  and are continually  looking for ways to  improve  our  performance  and to cut our  costs.  It is a piece of the supply chain where we can make big savings.

We  are  exploring   alternatives   to  road  transport  for  bulk  shipments  –
alternatives such as ship or rail.

We are always looking to improve.

Scale leadership

AmBev’s place in the  Brazilian  beer market,  means huge  numbers.  More than a million points of sale. A 70% market share overall that’s higher in some regions and in some sales  channels.  A sales force of 13,000  people.  One brand alone,
Skol,  has a one third share of the Brazilian  beer market – and a greater share than all of our competitors combined.

It’s a  challenging  market for others to get into. We have one of the strongest consumer product distribution networks in the country, and around 70% of beer in
Brazil is drunk in 600ml returnable  bottles.  Not everyone can handle that – at least not on the scale that we do.

In Rio de Janeiro, we have built and operate the largest beverage plant in Latin
America,  for beer and soft  drinks.  This plant alone  accounts  for 20% of our total volumes.

In soft drinks we are number two – and have the number one Brazilian  soft drink brand Guaraná  Antarctica.  We also have the world’s  number two cola, and world leaders in isotonics and iced teas.

We use our powerful soft drinks and  non-carbonated  beverage brands to make the most of the  distribution  network and to increase our  leadership  at points of sale. The more products we have in each point of sale the better we perform, and the lower the cost to serve each point of sale.

The world’s biggest regional brewer

AmBev is a regional brewer,  although  operating on a global scale, as it is the fifth  largest  brewer in the world.  This is possible  because our main market,
Brazil,  is the fourth largest beer market on earth,  and it’s a market in which we have a leading position. Last year we produced 62 million hectoliters of beer
– and 18 million of soft drinks.  Together that makes us the world’s 9th largest beverage company. Others are bigger. But we are efficient enough to have some of the lowest production costs in the world.

Brazil beer business

1    Brahma beer compliments in-flight snacks on TAM Airlines.

2    AmBev achieves strong  execution in the point of sale by supplying an ample beverage portfolio.

3    A popular commercial shows how ‘It’s better with Antarctica’.

4    The Brahma mascot posing with the 2002 World Cup winning  Brazilian  soccer team.

5    Category  management  program  at  Wal-Mart  makes cold beer  available  at supermarkets for take-home consumption.

6    Bohemia coolers are installed in many premium restaurants.

Brazil is our main  market:  huge,  diverse and  challenging.  Almost 90% of our earnings  come from our  Brazilian  beer  business – which still has  tremendous growth potential.

What makes this market so great?

It has  high-growth  demographics:  the adult  population is growing at 0.8% per year, but the target beer consuming population (18 – 35) is growing at 2.2%.

There are ample opportunities for developing new drinking  occasions,  and there is a super-premium segment that is still in its infancy.

Our overall strategy for the beer business has four main strands.

These are to:

•    Enhance our leadership position

•    Develop the super-premium segment

•    Grow market volume through per capita programs

•    Improve execution at the point of sale

Enhance share leadership

There is a strong consumer preference for AmBev’s high quality beer brands. This is currently  running at 82% – well ahead of our 68% market share – and growing.
We have been exploring ways to keep  reinforcing that preference as an engine of growth.

We are improving our point of sale execution by investing in tools that help our sales force work with retailers to maximize value.  Their palm top computers are now equipped with a new program that shows retailers the higher margins they can make per bottle from our brands compared to our competitors’ brands.

We are  improving  our  execution  and category  management  in channels such as supermarkets,  by enhancing the visibilty and impact of our beer brands,  and by introducing our proprietary sub-zero coolers.

Cooler  placement  has also been used to improve  point of sale  execution in on premise  channels such as bars and  restaurants.  Brazilians like beer very cold
(chilled to -5°), and our cooler program  encourages  consumers to drink more of our brands.  From 10,000  coolers  when the  program  was  launched in 1999,  we reached  118,000 by the end of 2002, and expect to have nearly double the number of units in place over the next two years.

Develop super-premium segment

In the United States the super-premium  category accounts for roughly 20% of the beer market and in Argentina it accounts for almost 10%.

Yet in  Brazil,  super-premium  beer  still has less than a 6% share.  This is a great  opportunity,  and we are successfully  developing this highly  profitable sector through focus on Bohemia.

Bohemia is a heritage  brand – it was the first beer brewed in Brazil (in 1853).
Produced  with top quality  imported  malt and hops, we have built it up through targeted magazine advertising and point of purchase merchandising.  Its share of the overall beer market has risen from 0.6% in January 2001, to 2.1% by December
2002.

Line  extensions  such as Bohemia  Special  Edition,  available only in numbered
550ml  bottles,  sold two months’  production  in 15 days at excellent  margins.
Overall volumes of Bohemia were up nearly 70% during 2002.

By  developing  the market with Bohemia,  we also  triggered  remarkable  volume increases in other  premium  brands.  Brahma Extra added 28% extra volume during
2002, and  Antarctica  Original  added 30%,  without either brand  receiving any additional support whatsoever – giving a sense of the opportunity we have ahead.

Grow market volume through per capita programs

Increasing the size of the market is the most  sustainable  approach to growth –
and there is plenty of  opportunity.  Although Brazil is the fourth largest beer market in the world, it’s only 29th in terms of per capita consumption.

There  are many  occasions  when beer is not the  traditional  drink of choice –
beer’s  share of stomach in Brazil is only 10%. We have  identified  a number of new consumption  opportunities that offer high or moderate growth potential, and we can attach an AmBev brand to each of them.

One such occasion is drinking beer with food, which is not yet part of Brazilian culture.  We are working with food service partners to link beer brands and food in point of purchase collateral. Brahma, for example, is working with Pizza Hut, while Skol is linked to home  delivery  sushi and savory  snack  brands  such as
Doritos.

At home consumption is also low. We have introduced Chopp Express,  which offers ice-cold Brahma in a 12-liter keg for parties or gatherings at home.

While most of the  brand/occasion  combinations  use  existing  brands,  we have introduced an exciting new product ‘Skol Beats’ aimed  directly at a young adult audience on a night out. This low  aftertaste,  higher alcohol beer was launched in a stylish,  330ml bottle to appeal to people hanging out at parties or clubs, where beer is not usually consumed.

Enhance productivity of our distribution

Our  distribution  currently  includes  direct and third  party  systems,  which service one million points of sale throughout the country. The complexity of the distribution network is one of the main barriers to entry in this industry.

We  are  strengthening  our  sales  and  distribution  performance  by  creating specialized  sales forces for some  specific  high margin  channels and allowing distributors  to maximize their profits – and ours – by switching to multi-brand distribution  while  maintaining  separate  sales  forces  for Skol,  Brahma and
Antarctica.

This is a trend with no way back, and for 2002 approximately half of total sales took place under this multi-brand principle,  including both the third-party and direct systems compared to 20% in 2001 – and zero in 2000.

We have been using our experience to help our  third-party  distributors  resize their sales forces to meet the new requirements of the business.

At the same time,  we have been  moving  towards  direct  distribution  in major cities where scale makes this sensible. Direct distribution,  which now accounts for around 34% of our volume, can bring us considerable cost savings.

We are  continually  improving  our  point of sale  execution  by  training  our salesmen  and  making  it  easier  for them to focus  on the  essential  through proprietary processes and investment in technology. We are fanatics for point of sale execution: cold availability of our beverages at the point of sale, correct product pricing and exposure to merchandising material.

By doing so, we hope to make it easier for the many consumers who decide what to drink on the spot to choose an AmBev high quality products.

1    AmBev’s brand strategy is to protect the core beer blast while building new drinking occasions that are appropriate for the positioning of each brand.

2    Chopp Express was launched in 2002 to deliver cold beer to consumers’ homes for parties and family gatherings.

3    Serra Malte: AmBev Brew Master’s traditional special beer from the southern state of Rio Grande do Sul.

4    Original: another AmBev classic pilsen dating back to 1888.

5    Caracu: AmBev’s Stout beer, known as a tasty, energy-boosting beer.

6    Brahma Extra: a special product for the beer connoisseur.

7    Antarctica  Malzbier is sweetened  with caramel for those who appreciate an alternative flavored beer.

Brazil soft drinks business

1    Advertising  campaign for Pepsi Twist generated rapid consumer  acceptance.
     Market share reached 1.2% in January 2003.

2    Lipton Ice Tea leads the sector with a 45% market share.

3    With Pepsi  Twist’s rapid market  acceptance,  AmBev  launched  Pepsi Twist
     Light.

4    Gatorade,  Brazil’s leading sports drink,  sponsors extreme sporting events such as mountain biking.

5    Ronaldo,  the star of the Brazilian soccer team, promotes his favorite soft drink during the 2002 World Cup.

6    Guaraná Antarctica: the Brazilian Original.

The Brazilian  beer market is huge,  but the soft drinks market is even bigger –
more than 1.5 times bigger. Soft drinks are a priority for us as they offer real opportunities for profitable growth.

We formed a separate soft drinks  division within AmBev in 2000, to give us more focus,  increase  our  presence in points of sale and dilute  overall  sales and distribution costs.

Since then we have more than doubled the profitability of the business by:

•    reducing  discounts and improving the management of the product portfolio –
     in 2002 we kept market share stable while  narrowing  the price gap between our brands and the market leader

•    increasing focus on direct sales

•    leveraging the distribution infrastructure and sales technology of the beer business

•    increasing concentration on high margin premium brands with high production qualities such as Guaraná Antarctica, Pepsi and Gatorade.

As a result, EBITDA earnings from soft drinks in 2002 were up 137% on 2001 to R$
184 million.

Our future growth in soft drinks will be based on three factors: the market, our brands, and distribution.

We have the market

With almost one third of its  population  under 15, the  demographics  of Brazil strongly  support  long-term  growth.  The  market has grown over 5% per year on average over the past five years.  Yet per capita  consumption  is still only 66 liters a year,  which  puts us a modest  25th in the global  consumption  league table.

We have the brands

Guaraná  Antarctica  is a  Brazilian  mega-brand  and the  country’s  number two carbonated soft drink. Part of our strategy is to take Guaraná global, backed by
Brazilian  trademarks  such as the Amazon  rainforest  – where  guaraná  berries uniquely grow – and the Brazilian national soccer team, sponsored by AmBev which conquered its fifth World Cup  championship in 2002.  Guaraná  Antarctica is the team’s official sponsor, with an 18-year agreement signed in June 2001.

AmBev has been Pepsi-Cola’s  partner in Brazil since 1997.  Through a production and distribution agreement with Pepsi-Cola International, Guaraná Antarctica has been launched in Spain,  Puerto Rico and  Portugal,  where it took a 1% share of the total soft drinks market in just 18 months. It was also re-launched in Japan in 2002 on the wave of this year’s soccer World Cup.

Our  partnership  with PepsiCo brought  Gatorade – the world’s leading  isotonic sports drink – into our portfolio in January 2002.  AmBev produces,  markets and distributes the brand in Brazil.

We have the distribution infrastructure

We serve  more  than 1  million  points  of sale,  and  leveraging  our  complex distribution  system  is one of the best  opportunities  we have for  increasing product  availability and market coverage.  This helps us increase the dominance of our brands and merchandising within each point of sale.

Also the  stronger we are in soft  drinks,  the greater  the  distribution  cost synergies  available to our beer brands and the greater  protection we can offer them by being a stronger, more convenient supplier to the point of sale.

International

Organic  growth in Brazil is our number one  priority.  But AmBev is  constantly evaluating  opportunities for international  expansion within Latin America that can add shareholder value.

Our existing  international  operations – in  Argentina,  Paraguay,  Uruguay and
Venezuela – represent 5% of AmBev’s total sales. Currency devaluations, consumer price  inflation and market  contractions  have masked the  underlying  progress we’ve  been  making  in our two main  markets  outside  Brazil –  Argentina  and
Venezuela.

During 2002, our market share in Argentina  reached an all-time  record level of
17.3%.  And we maintained our margins despite the economic  situation  thanks to rigorous cost cutting. In Venezuela our share is now 6.6%.

In  Venezuela  sales  volumes  were up 13% – despite a 12% decline in the market caused by political instability. The positive trends resulted from the launch of
Brahma Light at the end of 2001 and from the expansion of direct distribution to
80% of volume.

Sales last year of US$ 11 million in Uruguay, where we have operated since 2000, gave us an  46.6%  share of the  beer  market.  And in our  first  full  year in
Paraguay, we saw market share rise to 22.1%.

Our  international  success will continue with further expansion planned through two transactions announced this year: Quinsa and CabCorp.

The strategic  alliance  with Quinsa was  finalized in February  2003  following approval by the Argentine anti-trust authorities.

Quinsa is the leading brewer in Argentina, Bolivia, Paraguay and Uruguay and has a 10%  share  of the  Chilean  market.  It is also  the main  Pepsi  bottler  in
Argentina and Uruguay. AmBev’s operations in Argentina, Uruguay and Paraguay are being integrated into Quinsa’s existing operation, and the combination of assets will permit us to develop one of the most efficient  companies in the region and deliver high quality products to customers.

Cost synergies from the  transaction are expected to be 15 – 25% of the combined
EBITDA, as a result of improved  purchasing power, lower  transportation  costs, the  optimization of  administration  and the sharing of best practice.  Revenue synergies  should  also be highly  relevant in all  countries  where we are both present.  Quinsa will  produce and sell  AmBev’s  beer brands in its markets and
AmBev will sell the Quinsa beer brands in Brazil.

Both companies are now much stronger financially and our competitive position in the region will be enhanced.  The prospects for organic  growth in markets where we already operate have  increased,  as has our ability to expand to new markets in Latin America.

In October  2002 we made our first  venture  outside  South  America  through an alliance with CabCorp, the main PepsiCo bottler in Central America.  CabCorp has operations in Guatemala,  Honduras, El Salvador and Nicaragua, and the new joint venture  will give us  low-risk  access to the beer market in that  region.  The project  includes  the  construction  of a new  brewery  in  Guatemala  which is scheduled to begin operating in the second half of 2003.

This joint  venture  will  combine  AmBev’s  production,  marketing  and selling know-how in beer with CabCorp’s proven distribution  efficiency and knowledge of the Central American  beverages  market.  The result: a strong new player in the region, benefiting both companies.

1    Nearly  15% of the  sales  volume of Brahma  Chopp is from  South  American markets outside Brazil.

2    Nortena, a Uruguayan classic brew.

3    Ouro Fino, a popular AmBev brand sold in Paraguay.

4    Patricia, the number one brand in Uruguay, acquired by AmBev in 2001.

5    A Brahma beach promotion in Argentina, with sport, music and happy hours in a fun, youthful environment.

AmBev’s culture

Our culture is unique. It is the way we do things around here – it drives us and it drives the business. We guard it carefully, and each one of us is responsible for its  preservation and  dissemination.  Based on a set of principles – widely known and accepted  throughout the company – our culture is our real competitive edge  enabling us to maintain  market  leadership,  increase  profitability  and reduce costs

Think big

Thinking big is a way of achieving  the  impossible.  Every day we encourage our people to promote  change,  seek better  results and improve  processes,  always driven by a sense of urgency that comes from demanding  targets.  We always want more.  Our belief is that people perform  better when they feel  challenged,  so challenging people is what we do all the time.

Focus on results

Profit is our main driver for growth. Sustainable, consistent profit increase is the only way we will be able to create  opportunities for our people. Each of us has five  targets  linked  to  AmBev’s  corporate  goals,  and it is  everyone’s responsibility to find the best way to achieve them. But we will never sacrifice the quality of our products  and brands to achieve  better  results.  Ethics and transparency underpin everything we do.

A company of owners paid as owners

Our people are motivated to work as owners – not  executives.  Rewarding  talent and  achievement  is at the heart of  AmBev’s  culture.  AmBev is built on merit recognition, which is applied to each employee every day.

Recruit and retain the best people

This is a key AmBev  competence:  to recruit,  educate,  motivate and retain the best  professionals.  Executive officers and top managers are deeply involved in the  recruitment of our people,  and even the CEO takes part in the final rounds of the  selection  process.  We like to work  with the very best  people:  great people  attract more great people in a virtuous  cycle.  AmBev’s top  performers participate in our Stock  Ownership Plan.  These are the people  responsible for leading the company.

Work hard and enthusiastically

We set  demanding  targets  for  ourselves.  These not only put  pressure on our competitors,  but they result in more  opportunities,  projects and success than time should allow us to complete.  It is everyone’s  duty to set  priorities and develop competitive advantages. We employ excellence programs in different areas to help our people make the best use of their scarce time.

Lead by personal example and be where the action is

We spend a lot of time in the field  talking to customers  and to our front line people.  We prefer to see things with our own eyes to get a better grasp of what is really going on. There are no internal  walls in our offices,  reflecting the simple, open and informal way we do business.

Zero tolerance in adhering to and guarding our culture

We have a clear  understanding  that our  culture is the one thing  that  really makes us different.  And we are totally committed to maintaining our culture, by respecting and practicing it with zero tolerance. We are different by choice and conviction. This passion is what drives us to achieve what others might consider to be impossible.

Personnel

AmBev University administers all company training programs, crucial to achieving top performance.

AmBev University TV trains 12,500 sales people with weekly satellite broadcasts, and is reinforced by sales supervisors on a daily basis.

Attracting and grooming the very best people is one of our key imperatives

Variable Pay

Variable pay is a powerful tool to motivate and reward performance at AmBev. Our
merit-based  culture  rewards  talent  and  competence,   enabling   outstanding
employees  who achieve or exceed  their goals to double their yearly pay through an  aggressive  bonus  program.  This is  based  on  individual  and  collective performance  and is directly  linked to growth in the company’s  Economic  Value
Added (EVA).

Given AmBev’s  outstanding  performance in 2002 – when EVA grew by approximately
80% – 2,129 people who met their stretched  targets were recognized with bonuses this year. The top performing  50% of employees  received nine monthly  salaries while the top 10% received 18 monthly  salaries.  The total sum distributed,  R$
112.3 million, was an all-time record in terms of profit sharing.

AmBev people  continuously  strive for ever-improving  results.  To that end, we encourage  autonomy  and  creativity,  so that our  employees  behave as owners, taking calculated risks. Those that succeed are rewarded accordingly.

Stock Ownership Plan

High  potential  professionals  who  consistently  surpass  their goals are made eligible for the Stock Option Plan.

Participants  are given the chance to use their  bonus to  acquire  stock in the plan at 90% of the market price.  Additionally,  AmBev may finance  purchases in the plan.

AmBev University

The  AmBev  University  (AU)  delivers  training  our  people  need to boost our performance  and add value to our  business.  Every year,  13,500  employees are trained by AU. In 2002, we invested  approximately  R$ 12 million in courses and on-the-job  training to keep our  professionals  up to date.  AU aims to improve
management   skills   throughout   the  company  while   motivating   individual
achievement.  An example is the Executive MBA,  which develops  management-level professionals  for all business areas.  Students  review AmBev’s  operations and compare its processes, results and culture with the best companies in Brazil and around the world.

AmBev University TV

AU TV is a proprietary  distance-learning  tool operated over a secure satellite broadcasting  system that connects all of AmBev’s  business units and a majority of our third-party  distributors.  In 2002, we provided standardized,  effective training to nearly 13,000  salespeople.  The  television  program  coursework is reinforced and supplemented  with online testing to closely monitor the learning process of each salesperson,  allowing us to pinpoint weaknesses and then act to provide individual  training programs,  as well as providing feedback to improve the quality of the broadcasts.

Trainee Program

Since its  creation in 1990,  460  professionals  were  recruited  through  this program. Four are now AmBev’s top executives. Some 60% of participants currently hold  management  positions and 40% are in senior roles.  The program focuses on the education and  development of  high-potential  young adults,  and in 2002 37 were selected from over 16,000 applications.

Six Sigma

Use of the Six Sigma  methodology  to reduce  defects in  industrial,  sales and management  processes,  began in 1999.  Professionals learn how to solve complex problems with the help of analytical and  statistical  tools. In 2002, 82 ‘Green
Belts’ were trained to solve short-term problems. ‘Black Belts’ are empowered to implement Six Sigma by undertaking a two-year  training program that in 2002 was completed by five professionals.

Excellence Programs

The PEF (Manufacturing  Excellence Program), PEV (Sales Excellence Program), and
PEX (Distributor  Excellence Program) provide productivity incentives across the company and our third party  distribution  network through set standards,  tools and management methods. Business units compete against each other for prizes and
bonuses.   Prizes  were  awarded  in  2002,  to  employees  from  the  top  five manufacturing plants.

11 sales and  distribution  units  received  financial  awards.  Business  units ranking in first  place for three years are  granted  the  ‘Quality  Ambassador’
title.

Safety

We successfully  increased our focus on safety  management during 2002 to reduce the number of  work-place  accidents  in our plants  and  distribution  centers.
Safety  practices  were  redefined,  we increased  training,  created a visiting inspection  routine and  implemented  safety audits.  Day-to-day work situations were analyzed for proper safety  procedures in new training  videos,  which also included  safety  statements  from senior  executives and from employees who had been involved in accidents.

We centralized  information about the causes of accidents,  and ran an extensive awareness  campaign  using  high-visibility  signs at all  business  units.  The campaign was intended to encourage the use of individual  protection  equipment, and alert our  employees  to the risks of  accidents at work with an emphasis on prevention. At the manufacturing plants, lost-time accidents fell by 37% and the severity rate by 66%;  while at the  distribution  centers,  a 15% reduction was achieved in the second half of 2002. In 2003, new campaigns will be developed to continue to identify and share best practice in our effort to constantly improve safety for our people.

Our trainee program attracts thousands of candidates each year.

A high percentage of those selected rise to management positions.

The Distributor  Excellence  Program sets world class performance  standards for our exclusive third party and direct  distribution  networks.  Participants  are ranked annually.

Social and environmental responsibilities

Achieving   long-term,   sustainable   results  includes  promoting  social  and
environmental responsibility

Brazil is a country that combines some of the world’s richest natural  resources with widespread social disadvantage. As one of Brazil’s largest companies, AmBev has a responsibility to help preserve the environment and improve the quality of life of its  citizens  while  helping to develop  the  economy.  We welcome  the opportunity to make a difference,  and promote many projects that bring together respect for our  employees,  our fellow  citizens  and the  conservation  of the earth’s resources.

Sustainability

AmBev invested R$12 million in environmental programs and controls over the past two years.

Eight of our  plants  have been  awarded  ISO 14001  certificates  by the Bureau
Veritas  Quality,  and all of our plants have an  Environmental  Control  System
(ECS),  established in accordance with ISO 14001 standards, and in line with the
AmBev’s environmental  policy. We conduct annual corporate  environmental audits of each ECS, and each plant has an  environmental  coordinator  responsible  for ensuring that the company’s  actual  impact on the  environment  conforms to our policy.

All of our plants have Industrial  Effluent  Treatment Stations which have total treatment  capacity  of 200,000 m3 of waste a day –  equivalent  to basic  water treatment for a city of 4.5 million people.

We also operate a number of  partnerships  to make use of solid waste.  Overall, our recycling  rate for solid residues comes to around 95%. Some 70% of our beer is sold in returnable  bottles,  and the pulp from used-bottle  labels goes into the production of cardboard.  Malt husks, yeast extract,  and other fermentation by-products are used as animal feed in dairy and fish farming.

The  eco-efficiency  of our plants  was  recognized  in 2002 when three  units –
Paraíba,  São Luiz and Santa  Catarina  –  received  municipal  or state  prizes relating to their environmental performance.

Recycling

AmBev supports a number of community out-reach programs such as Recicloteca,  in partnership with a non-governmental  organization called  Ecomarapendi.  In July
2002,  Recicloteca  started  the  Solidarity  Recycling  Program to equip  local co-operatives with hydraulic presses and train the people to collect and process recyclable PET bottles, cardboard and aluminum cans.

With the use of the  presses,  compacted  waste  can be  transported  in bulk to buyers, and sold at a premium.

Participating  co-operatives  have sold 47% more  recyclable  materials at a 74%
higher  average  price.  The Program is also  helping to develop  the  recycling industry and reduces litter.

Volunteering

Our employees  collected PET packaging and aluminum cans on  Environment  Day in
June 2002 in support of  charities  that  distribute  food baskets to the needy.
With the help of families and the  community,  more than 152,000 cans and 72,000
PET bottles  were  collected.  At the  Florianópolis  distribution  center,  for example,  each person collected an average of 324 pieces of packaging.  This was our first  volunteer  project,  and as a result,  around 1,500 food baskets were distributed by 38 organizations throughout Brazil.

Maués Project

Maués is 250 kilometers from Manaus in the heart of the Amazon, and has been the home of AmBev’s technical and scientific  development  center since 1972. Today,
80% of the  berries  used for Guaraná  Antarctica  are  obtained  from the rural producers  in and around  Maués,  with the rest  coming  from  elsewhere  in the
Amazon.

The Maués Project was launched in November 2002 in partnership with Embrapa, the
Institute for the  Development  of the Amazon  (IDAM) and the Mayor’s  office of
Maués.  It aims to develop the  planting of guaraná in Maués by  employing  more advanced  agricultural  methods.  Guaraná  production  in Maués is  expected  to increase up to eightfold, improving economic development in the region.

Corporate Governance

AmBev seeks to improve its corporate governance practices and relationships with shareholders  and  investors,  and to address  growing  regulatory  demands from regulatory  authorities  such as the  Brazilian  CVM and the US  Securities  and
Exchange Commission, as well as the Bovespa and the New York Stock Exchange.

The  Company  has a policy of total  transparency.  In 2002 we held  around  300 meetings with investors and analysts.

We also participated in conferences and road shows in Brazil,  the United States and Europe. Additionally,  our Investor Relations website is constantly updated, providing the market with information which is virtually real-time.

We host quarterly conference calls, transmitted  simultaneously on the Internet, to clarify  financial and operating results as well as answer questions from the investment community.

The Board of Directors

The Board of Directors  has eight members who were elected in 1999 and had their mandates renewed in 2002 until 2005. Board members use their profound  knowledge of  the  business  to  ensure  that  AmBev’s  long-term  vision  and  short-term performance are  maintained.  The Board also makes sure that the Company pursues challenging  short-term  business  targets  without  compromising  its long-term growth – at the same time  ensuring  that the  values of the AmBev  culture  are practiced and disseminated.

It is the  responsibility  of the Board of  Directors  to choose  the  Executive
Committee,  whose  function is to publicly  represent the Company and manage its operations.

No member of the Board of Directors is also a member of the Executive Committee.
As a result,  the Chairman of the Board and the Chief  Executive  Officer of the
Company are separate roles  exercised by different  people – a principle that is increasingly accepted as good corporate governance.

The Board of  Directors is supported  in its  decision-making  by the  following committees:

Executive Committee

The Executive Committee is the main link between the policies and decisions made by the Board of Directors and AmBev’s management team.

The Executive Committee’s explicit responsibilities are:

•    to make medium-term planning proposals to the Board;

•    to propose the Company’s annual performance  targets and the budgets needed to attain the projected goals; and

•    to monitor  the  Company’s  standing  through  analysis  of its results and market developments.

It is also responsible for the interests of AmBev’s people,  and its members are involved in  recruitment  programs,  variable  remuneration  policies and in the spreading of our culture.

Audit Committee

The Audit  Committee acts on behalf of the Board of Directors and is responsible for the  integrity and accuracy of the Company’s  financial  statements  and the performance  of internal  and  external  auditors.  It also  oversees  the legal compliance of the Company’s operations,  the management of internal controls and the hiring of the external auditors.

Finance Committee

The Finance Committee analyzes and monitors the Company’s annual investment plan and  ensures  that  it is  carried  out.  This  Committee  assesses  merger  and acquisition  opportunities before forwarding them to the Board of Directors.  It is also the Finance  Committee’s  responsibility  to evaluate  the best  capital structure  for the  Company,  with the aim of  maximizing  Economic  Value Added
(EVA).

Board of Directors

Marcel Herrmann Telles

Co-Chairman

Victorio Carlos De Marchi

Co-Chairman

Carlos Alberto da Veiga Sicupira

Jorge Paulo Lemann

José Heitor Attílio Gracioso

Roberto Herbster Gusmão

Vicente Falconi Campos

Fersen Lamas Lambranho (alternate)

Roberto Moses

Thompson Motta (alternate)

Fiscal Council

Ricardo Scalzo

Antonio Carlos Monteiro

Luis Fernando Mussolini

Ary Waddington (alternate)

José Carlos de Brito (alternate)

José Fiorita (alternate)

Executive Officers

1        Magim Rodriguez Júnior

         Chief Executive Officer

2        Carlos Alves de Brito

         Operations Executive Officer

3        Claudio Braz Ferro

         Industrial Executive Officer

4        Claudio Garcia

         Director of Shared Services

5        Eduardo Muzzi

         Legal Executive Officer

6        João M. Castro Neves

         IT Executive Officer

7        José Adilson Miguel

         Third-Party Distribution Executive Officer

8        Juan Manuel Vergara Galvis

         Soft Drinks Executive Officer

9        Luis Felipe P. Dutra Leite

         Chief Financial Officer and Investor Relations

10       Luiz Cláudio do Nascimento

         Logistics Executive Officer

11       Luiz Fernando Edmond

         Sales & Management Executive Officer

12       Maurício Luchetti

         People and Management Executive Officer

13       Miguel Nuno da Mata Patrício

         Marketing Executive Officer

14       Milton Seligman

         Corporate Relations Executive Officer

15       Ricardo Wuerkert

         Director of International Operations

Management’s discussion and analysis

Year ended December 31, 2002 compared with year ended December 31, 2001

The following table sets out the consolidated  financial highlights of AmBev for the years ended December 31, 2002 and 2001:

Financial results by business segment

Net sales

Net sales  increased by 12.3% for the year ended December 31, 2002 to R$ 7,325.3 million from R$ 6,525.6  million in the same period in 2001.  This  increase was primarily  due to the  growth of the beer and soft  drink  segments  in  Brazil, through improved revenue management,  and through the continuing standardization of best practices within the Skol, Brahma and Antarctica distribution networks.

Beer

Net sales of beer  increased by 13.4% for the year ended December 31, 2002 to R$
5,942.7  million from R$ 5,238.9 million in the same period in 2001, as a result of , improved  revenue  management and better  execution at the point of sale in the  Brazilian  operations.  Operations  in Paraguay  also  contributed  to this increase in net sales.  Performances  in Argentina,  Uruguay and Venezuela  were impacted by economic crises, political uncertainties and social-economic turmoil in those countries.

Brazilian beer

Net sales increased by 15.0% for the year ended December 31, 2002, to R$ 5,546.4 million  from R$ 4,824.5  million  in the same  period in 2001,  due  largely to revenue management  initiatives.  Net sales per hectoliter increased 16.9% to R$
95.6 in 2002 from R$ 81.8 in 2001 while  sales  volumes  fell  1.7%.  During the year, consumer prices for our main brands remained in line with inflation. Other reasons for the growth in net sales of Brazilian beer include higher  proportion of direct sales,  sales force training to further  standardize and improve point of sale procedures,  the  revitalization of our super-premium  brand Bohemia and the launching of high-margin  products,  such as Skol Beats and Chopp Express to address specific niches in the Brazilian market.

International beer

Net sales  outside of Brazil  decreased by 4.4% for the year ended  December 31,
2002 to R$ 396.3 million from R$ 414.4 million in the same period of 2001. While sales volumes grew 14.3% to 3.9 million  hectoliters  and both the packaging mix and the increase in direct distribution positively impacted sales, net sales per hectoliter fell as a result of significant currency depreciation. The proportion of one-way packaging increased to 29.0% in 2002 from 15.3% in 2001. Direct sales in the cities of Buenos Aires and Caracas accounted for 40.2% and 82.6% of total sales, respectively.

AmBev’s  international  segment volume growth was achieved  through market share gains in Argentina,  Paraguay, Uruguay and Venezuela, which at December 31, 2002 reached 17.3%, 22.1%, 46.6% and 6.6% respectively,  as a result of the expansion of direct sales in major cities and the  replication  of point of sale execution best practices in those  markets.  Volume growth was also helped by the start up of Paraguayan  operations,  which accounted for 0.4 million hectoliters in 2002, compared to only two months of production in 2001.

Soft drinks

Net sales increased by 13.4% for the year ended December 31, 2002, to R$ 1,096.2 million from R$ 967.0  million in the same period in 2001 as a direct  result of our strategy of focusing on our core brands – Guaraná Antarctica and Pepsi – and leveraging  point of sale execution  from our leading beer brands.  AmBev’s core brand volumes increased by 6.8% and represented  78.2% of total sales,  compared to 72.4% in 2001. Sales volumes for the full portfolio decreased 1.1%.

Net sales per hectoliter rose 14.6% as a result of our strategy of narrowing the price gap of our  products to 5–10% below  those of the market  leader,  and the successful  launch in 2002 of Pepsi  Twist,  which is priced at a premium to our
other   products  and   achieved   1.2%  market  share  by  December  31,  2002.
Additionally,  an increase  in one-way  packaging  to 92.5% of sales  volumes in
2002,  compared  to  90.8%  in 2001,  together  with  higher  levels  of  direct
distribution,   also  contributed  to  the  overall  growth  in  net  sales  per hectoliter.

Cost of sales

The total cost of sales fell by 0.7% for the year ended  December 31, 2002 to R$
3,341.7 million from R$ 3,366.2 million in the same period in 2001.

In 2002,  dollar-linked  costs such as aluminum  cans,  malt and hops were fully hedged for most of the year,  compensating for the 19.5% average  devaluation of the Real (34.3%  comparing  December 31, 2002 to December 31, 2001). Our cost of sales would have been R$ 345.7 million higher had  dollar-linked  costs not been hedged. The average exchange rate for the hedging  transactions was R$ 2.42/US$, compared to a market  average  exchange  rate of R$ 2.91/US$ in 2002.  The total cost of sales, excluding depreciation,  increased to R$ 3,016.7 million in 2002, which is 0.3%  above the same  period in 2001.  Variable  costs,  which  include packaging  (aluminum  cans and PET bottles) and raw materials  (malt,  sugar and hops)  represented  70.4% and 68.9%  respectively  of the total cost of sales in
2002 and 2001.

As a percentage of our net sales, total cost of sales decreased to 45.6% in 2002 from 51.6% in 2001.

Beer

Brazil beer

Despite  the  impact  of the  devaluation  of the Real on US  dollar-denominated commodities,  such as  aluminum  cans  and  malt,  the  cost of  sales  for beer decreased by 1.0% for the year to December  31, 2002 to R$ 2,451.2  million from
R$ 2,475.7  million in the same  period in 2001.  This was  possible  due to the hedging  strategy  put in place in 2002.  In  Brazil,  the cost of sales of beer decreased  by 1.7% for the year ended  December  31, 2002 to R$ 2,237.2  million from R$ 2,274.8  million in the same  period in 2001,  and the cost of sales per hectoliter remained stable at R$ 38.6.

International beer

In addition to the effect of the hedge,  the  decrease in sales  volumes and the shift in the packaging mix toward returnable  containers also contributed to the decrease in costs per hectoliter  sold. As a percentage of sales,  cost of sales for beer  decreased from 47.3% in 2001 to 41.2% in 2002, as costs were offset by higher net sales per  hectoliter  and operating  cost savings of R$ 43.2 million from our cost cutting program.

In international beer operations,  the cost of sales increased 6.5% for the year to  December  31,  2002 to R$ 214.0  million  from R$ 200.9  million in the same period in 2001, but the cost of sales per hectoliter  decreased 6.8%, to R$ 54.4 from R$ 58.4, for the same periods.

Soft drinks

The cost of sales  for the  soft  drink  segment  rose  5.4% for the year  ended
December 31, 2002 to R$ 698.4  million from R$ 662.7  million in the same period in 2001, despite the effect of the hedge offsetting the devaluation of the Real.
The principal reason for this increase was the shift in the packaging mix toward non-returnable  containers,  which  represented  92.5% of sales volumes in 2002, compared to 90.8% in 2001. As a percentage of sales,  the cost of sales for soft drinks decreased from 68.5% in 2001 to 63.7% in 2002.

Gross profit

Gross  profit  increased  by 26.1% for the year ended  December  31,  2002 to R$
3,983.6  million  from R$ 3,159.4  million  for the same  period in 2001.  Gross margin  rose to  54.4%  in  2002  from  48.4%  in  2001.  This  improvement  was principally due to improved net sales per hectoliter  caused by improved revenue management and a higher percentage of direct sales.

Operating expenses

Selling,  general and  adminstrative  expenses in 2002 rose 8.4%, below consumer price  inflation  of 12.5%  in the  same  period.  In the  second  half of 2002, operating expenses were R$ 100 million below the same period in 2001.

Selling and marketing expenses

Selling and marketing expenses decreased by 2.9% for the year ended December 31,
2002  to R$  687.2  million  from R$  707.8  million.  While  we  reduced  fixed commercial  expenses,  we continued  to invest in brand  equity,  including  the launch of new beer products and the sponsorship of the Brazilian national soccer team by Guaraná Antarctica.

Direct distribution expenses

Direct  distribution  expenses  include product delivery charges and the cost of sales and  delivery  personnel  required  to  distribute  our  products.  Direct distribution expenses increased by 14.9% for the year ended December 31, 2002 to
R$ 537.4 million from R$ 467.8  million in the same period in 2001.  This growth was mainly due to higher direct sales,  which accounted for 33.9% of total sales volume in 2002,  compared to 31.1% during 2001.  Although the increase in direct distribution  results in higher net sales since we sell direct to the  retailer, we  also  assume  the  cost  of  the  sales  force  as  well  as  the  necessary transportation  and  storage  expenses.  As a  percentage  of net sales,  direct distribution  expenses  remained  stable at 7.3% for the year ended December 31,
2002.

General and administrative expenses

General  and  administrative  expenses  increased  by 6.3%  for the  year  ended
December 31, 2002 to R$ 373.5 million from R$ 351.5  million due to  initiatives in process optimization and a corporate  restructuring following the start up of the Shared Services Center (SSC), located at the Jaguariúna plant in São Paulo.

By  rationalizing  administrative  operating  activities,  we  expect to see the benefit  of  further  process  efficiencies  and  fixed-cost  reductions  in the short-term, and faster implementation of new technologies in the medium-term.

Depreciation and amortization

Depreciation and amortization rose 30.4% for the year ended December 31, 2002 to
R$ 334.6 million from R$ 256.5 million in the same period in 2001. This increase reflects both the  intensification of our program of placing sub-zero coolers at points of sale, and the expansion of our direct  distribution  network which are amortized  within five years.  During the next 3 years the company will continue investing approximately R$ 1.0 billion in these initiatives.  Thus, amortization should grow proportionally.

Operating income (EBIT)

EBIT  increased  by 49.1% for the year  ended  December  31,  2002 to R$ 2,050.9 million from R$ 1,375.8  million in the same period in 2001.  This  increase was primarily  the result of a 26.1%  growth in gross  profit as a result of the and revenue management  initiatives on the key beer brands, and our hedging strategy which  offset the impact of higher US  dollar-denominated  costs  following  the devaluation of the Real in 2002.

Additionally,  total operating  expenses  increased by only 8.4% for the year to
December  31,  2002 to R$ 1,932.7  million  from R$ 1,783.6  million in the same period in 2001 despite inflation of 12.5% in 2002 as measured by the IPCA index.
This was mainly due to initiatives in the second half of 2002, which led to cash savings  in  operating  expenses  (excluding  direct  distribution),  of R$ 93.6 million, compared to the second half of 2001.

EBITDA

Total  EBITDA grew 36.2% to R$ 2,710.4  million for the year ended  December 31,
2002 from R$ 1,989.7 million for the year ended December 31, 2001. This increase was primarily the result of revenue  management on the key beer brands,  as well as our hedging strategy which offset the impact of higher US  dollar-denominated costs  following the  devaluation of the Real.  Gross profit was therefore 26.1%
above the same period last year while SG&A  expenses rose 8.4% – below the 12.5%
rate of inflation.

Beer

EBITDA for the beer  segment  increased  by 34.5% to R$ 2,465.7  million for the year ended December 31, 2002 from R$ 1,832.9 million for the year ended December
31, 2001. EBITDA margin was significantly  higher at 41.5% in 2002,  compared to
35.0% in 2001.

Brazilian beer

EBITDA for the Brazilian beer business  increased by 36.6% to R$ 2,425.0 million for the year ended  December  31,  2002 from R$ 1,774.7  for the same  period in
2001. EBITDA margin increased to 43.7% in 2002, compared to 36.8% in 2001.

International beer

EBITDA from  international beer operations fell 30.2% to R$ 40.7 million for the year ended  December  31, 2002 from R$ 58.2 million for the same period in 2001.
EBITDA margin decreased to 10.3% in 2002, compared to 14.0% in 2001.

Soft drinks

EBITDA for the soft drinks  segment  increased by 137.3% to R$ 184.4 million for the year  ended  December  31,  2002  from R$ 77.7  million  for the year  ended
December 31, 2001. EBITDA margin increased to 16.8% in 2002, compared to 8.0% in
2001.

Other

EBITDA for the other segments decreased by 23.8% to R$ 60.3 million for the year ended  December  31, 2002 from R$ 79.1  million for the year ended  December 31,
2001 due to the  elimination  of Bavaria from our volumes  during  2002.  EBITDA margin decreased to 21.1% in 2002, compared to 24.7% in 2001.

Provisions for contingencies

Net provisions for contingencies charged to the statement of operations amounted to R$ 123.7  million for the year ended  December 31, 2002,  compared to R$ 33.9 million charged in the same period in 2001.

Provisions for contingencies

The principal component of the provisions in 2002 was R$ 120.9 million for legal disputes  related to a modification of the PIS/COFINS tax base in Brazil,  which should remain provisioned until a final ruling is received. Further legal issues arising in 2002 which resulted in provisions,  include R$ 30.1 million for labor and other legal  issues,  and R$ 6.5 million  attributable  to the principal and fines for a pending IPI and ICMS sales taxes payment case.

These  charges were  partially  offset by the reversal of ICMS  provisions  from previous  periods of R$ 8.1 million,  the reversal of R$ 6.0 million  associated with legal issues with  third-party  distributors  and R$ 19.7 million for other items, all of which had been accrued in previous periods.

Other operating income(expense), net

Other net operating  income,  increased by 31.0% for the year ended December 31,
2002 to R$ 199.4 million from R$ 152.2  million in the same period in 2001.  The principal components in 2002 were: foreign exchange gains of R$ 130.7 million in our subsidiaries abroad (mainly from our malting plants in Argentina and Uruguay whose functional currency is the US dollar); a R$ 151.9 million gain on financed sales taxes which were forgiven by the  government  (tax  incentives);  and a R$
23.2 million gain associated with sales tax issues (PIS, COFINS,  ICMS and IPI).
All other items amounted to R$ 33.4 million.

These totals were partially offset by goodwill amortization (Antarctica,  Cympay and Salus) of R$ 105.4 million and provisions for losses on obsolete bottles and crates,  which  amounted to R$ 34.4  million for the period  ended  December 31,
2002.

Financial income and expenses

Our financial income consists not only of interest  income,  but also of foreign exchange fluctuations and gains on derivatives, including foreign currency swaps and forward  contracts.  Our financial  expenses  consist of interest charges on debt, but also include Brazilian  financial  transaction taxes and bank charges;
interest  on  contingencies;   foreign  exchange  fluctuations;  and  losses  on
derivatives, including cross-currency interest rate swaps and forward contracts.

Financial  income rose 606.0% for the year ended December 31, 2002 to R$ 2,530.3 million from R$ 358.4 million in 2001.  Financial  expenses  increased by 280.4%
for the year ended December 31, 2002 to R$ 3,277.3 million from R$ 861.5 million in the same period in 2001.  Net  financial  expenses,  therefore,  for the year ended  December  31,  2002 were 48.5%  above the prior  year  period at R$ 747.1 million from R$ 503.1 million.

Brazilian  Corporate Law (unlike US GAAP)  liabilities are carried at historical book value,  rather than market  value while  assets are carried at the lower of market value or historical  book value.  Since the company  intends to carry its financial  assets to maturity,  any loss generated should be reverted over time.
The net result of swap and hedging,  including  the effect of marking  assets to market while valuing  liabilities at cost, was responsible for an increase of R$
130.5 million in net financial expense comparing 2002 to 2001.

Cash  interest  expense rose 6.0% to R$ 276.0  million from R$ 260.5  million in
2001, as total debt rose – principally associated with the issue of the Japanese
Yen equivalent of US$315 million  syndicated loan and the US$500 million 10-year
Senior Loan Notes during 2001.  These funds were used to amortize  approximately
R$ 1.5 billion in short-term trade finance debt during 2002.

Net debt fell by R$ 1,024.6  million to R$ 981.8  million on  December  31, 2002 from R$ 2,006.4  million on December 31, 2001.  AmBev continues to have a strong credit profile with net interest  coverage of 14.6x in 2002 compared to 18.5x in
2001 and a net debt to EBITDA ratio of 0.4x versus 1.0x in 2001.

Non-operating income (expense), net

Non-operating income (expense) amounted to an expense of R$ 72.1 million for the year ended  December 31,  2002,  compared to an income of R$ 2.3 million for the same period in 2001. The principal items within  non-operating  income (expense)
were a R$ 41.6  million  provision  for  losses on assets for sale and a R$ 30.5 million provision for all other items.

Income tax benefit (expense)

Taxes on income  amounted  to a benefit of R$ 280.6  million  for the year ended
December  31,  2002,  compared  to a tax  charge of R$ 52.0  million in the same period in 2001.

At  statutory  income  tax  rates,  the  provision  for  income  tax and  social contribution would have amounted to R$ 444.5 million in 2002.

Non-taxable gains generated in subsidiaries abroad that arose principally due to foreign exchange gains on cash in US dollars,  amounted to a benefit of R$ 735.2 million in 2002, compared to R$ 151.5 million in 2001. All other items accounted for a charge of R$ 10.1 million in 2002.

Statutory contributions and profit sharing

Provision for employee and management  profit sharing grew by 38.1% for the year ended  December  31, 2002 to R$ 112.3  million from R$ 81.3 million in the prior year.

This  amount  relates  to  performance  –  based  bonuses   dependent  upon  the
achievement of corporate,  departmental,  business unit and individual  goals in line  with  AmBev’s  overall  corporate  goals as  established  by the  Board of
Directors. These goals include certain Economic Value Added (‘EVA’) targets that were met in 2002.  According to AmBev’s by-laws, the profit sharing payments are limited to 10% of net income for employees and 5% for executives.

During 2002, AmBev contributed R$ 12.8 million to the Zerrenner  Foundation,  to ensure that the Foundation’s future actuarial  obligations were fully funded and expensed this amount directly to income.

Minority interest

Minority  shareholders in our  subsidiaries  shared in losses of R$ 47.4 million for the year ended  December 31,  2002,  compared to losses of R$ 0.3 million in
2001. Higher losses were due principally to the economic crises which negatively affected the net income of our international beer operations.

Net income

Net income grew 92.5% for the year ended December 31, 2002 to R$ 1,510.3 million from R$ 784.6 million in the same period in 2001.

Liquidity and capital resources

Our  primary  sources  of  liquidity  have  historically  been cash  flows  from operating  activities  and  borrowings.  Our  material  cash  requirements  have included the following:

•    capital expenditures;

•    our share buyback program;

•    payments of dividends and interest attributable to shareholders’ equity;

•    the servicing of our indebtedness;

•    increases in ownership  of our  subsidiaries  or companies in which we have equity investments; and

•    investments  in  companies  participating  in the  brewing,  soft drink and malting industries.

Our cash and cash equivalents and short-term  marketable  securities at December
31, 2002 and 2001 were R$ 3,504.9 million and R$ 2,562.9 million,  respectively.
The increase in the amount of our cash and cash  equivalents  at the end of 2002 compared to the end of 2001 was  principally  due to the operating cash flow and the result of the hedge transactions of the US$315 million – equivalent Japanese
Yen-syndicated  loan, and the US$500 million  10-year Senior Note, both of which were issued in 2001.

We believe  that cash  flows from  operating  activities,  along with  access to borrowings, availablecash and cash equivalents and marketable securities will be sufficient to fund our capital expenditures,  debt service and dividend payments going forward.

Cash flows

Operating activities

Our cash flows from operating activities totaled R$ 2,743.2 million for the year ended  December 31, 2002 and R$ 1,332.5  million for the year ended December 31,
2001.  Our cash  generation in 2002 was double that of 2001,  as a  consequence, primarily, of a 92.5% net income growth in 2002.

Capital investment program

In 2002, capital expenditures on property,  plant and equipment totaled R$ 522.3 million.  These expenditures  included investments in maintenance and production equipment of approximately R$ 192.7 million,  investment in direct  distribution of R$ 149.9 million, cooler investments of R$ 72.4 million, expenditures for the replacement  of bottles and crates of R$ 77.7 million and continued  investments in information  technology of R$ 29.6 million.  Investments in subsidiaries  and affiliates,  including  acquisition of intangible assets net of cash, totaled R$
75.5 million and included the purchase of an  additional  stake in Astra,  which now is 96.2% owned by AmBev.

In 2001,  capital  expenditures in plant and equipment totaled R$ 529.4 million.
These expenditures  included investments in maintenance and production equipment of approximately R$ 261.0 million,  investment in direct distribution of R$ 83.4 million,  expenditure  for the  replacement  of  bottles  and  crates of R$ 66.5 million and continued investments in information  technology of R$ 35.9 million.
Investments in subsidiaries and affiliates,  including acquisition of intangible assets net of cash,  totaled R$ 220.1 million and included the purchase of 95.4%
of the voting  capital of Cympay and the increase of our stake in Polar to 98.1%
of voting capital.

Investing activities

Cash flows used in our investing  activities  were R$ 545.1 million for the year ended  December  31, 2002 and R$ 707.4  million for the year ended  December 31,
2001. The lower cash  utilization in 2002 compared to 2001 reflects the one-time nature of  investments  in the equity of the Astra  subisidiary in 2001, and the receipt of proceeds of R$ 98.3  million for the  disposal of assets  principally from the Antarctica  subsidiaries.  In 2001, the disposal of assets generated R$
42.2 million.

Financing activities

Cash flows used in  financing  activities  were R$ 2,912.2  million for the year ended December 31, 2002, compared to proceeds of R$ 1,175.7 million in 2001. The proceeds of loans,  plus cash generation,  were used to repay R$ 2,925.3 million of debt in 2002,  including a significant  amount of short-term foreign currency denominated  trade  finance  debt.  Repayments  in 2001  amounted  to R$ 1,343.9 million.

We paid  cash  dividends  and  interest  attributable  to  shareholders’  equity
(including  withholding  taxes paid by us on behalf of our  shareholders)  of R$
335.6 million and R$ 313.4 million,  respectively,  for the years ended December
31, 2002 and 2001.

Debt

As of December 31, 2002,  our  outstanding  debt totaled R$ 4,486.7  million (of which R$ 607.4  million was short term debt,  including R$ 292.5  million of the current  portion of long term debt).  Our debt  consisted of R$ 988.0 million of
Real-denominated  debt and R$ 3,498.6  million  of foreign  currency-denominated debt.  The weighted  average  annual  interest  rate for the short and long-term portions  of the local  currency-denominated  debt was  11.6% and 8.1%,  and the average  duration  was 0.5 and 2.5 years,  respectively.  The  weighted  average annual  interest  rate for the  short  and  long-term  portions  of the  foreign currency-denominated  debt was approximately  9.9% and 9.7% in dollar terms, and the average duration was 0.4 and 4.8 years, respectively.

Short-term debt

As of  December  31, 2002 our  short-term  debt  totalled  R$ 607.4  million and consisted primarily of the current portion of long-term debt and working capital financing. As of December 31, 2002, 55.7% of our short-term debt was denominated in  foreign  currencies,  with  an  annual  weighted  average  interest  rate of approximately 9.9%.

Long-term debt

As of December 31, 2002, our long-term  debt,  excluding the current  portion of long-term  debt,  totalled  R$  3,879.3  million of which R$ 718.9  million  was denominated in Reais.  The remainder was  denominated in US dollars and Japanese
Yen.

The current  portion of our local long-term debt totalled R$ 292.5 million as of
December 31, 2002.

In accordance with our foreign currency risk management  policy, we have carried through  forward and swap  foreign  exchange  contracts  to fully hedge  against currency risks.

Sales tax deferrals and other tax credits

We currently  participate in several  programs by which a portion of payments of value-added  tax on sales  and  services  (ICMS)  due from  sales  generated  by specific production  facilities are deferred for periods of generally five years from their original due date.  Percentages  deferred typically range from 40% to
75% over the life of the program.  Balances  deferred  generally accrue interest and are partially  inflation indexed,  with adjustments  generally set at 60% to
80% of a general price index.  The amount deferred at December 31, 2002 included
R$ 185.5  million  which will become  payable  through 2003 and R$ 617.5 million thereafter. The amount deferred at December 31, 2002 totaled R$ 803.0 million.

We also  participate in ICMS  value-added tax credit programs offered by various
Brazilian  states  which  provide  tax credits to offset  ICMS  value-added  tax payable. In return, we are committed to meeting certain operational requirements including production volume and employment targets,  among others – depending on the state. The grants are received over the lives of the respective programs. In the years ended  December 31, 2002 and 2001 we recorded R$ 151.9  million and R$
95.9 million  respectively,  of tax credits as a reduction of indirect  taxes on sales.  The benefits  granted are not subject to withdrawal in the event that we do not meet the program’s targets. However, future benefits may be withdrawn.

Commitments and contingencies

We are subject to numerous  commitments and  contingencies  with respect to tax, labor, distributors and other claims.

The following table summarizes AmBev’s significant  contractual  obligations and commitments that impact its liquidity:

Relationship with independent auditors

Our working policy in relation to our independent external auditors

When they are providing  services which are unrelated to external  auditing,  is based  on the  principles  which  preserve  the  auditors’  independence.  These principles are defined as follows:

•    The auditor must not audit his own work;

•    The auditor must not exercise managerial functions; and

•    The auditor must not advocate the interests of his client.

In 2002, we contracted  work from these auditors on mapping  operating risks and support in the  implementation  of  internal  audit  procedures.  This  contract amounted to  approximately  R$ 700,000 – which is  equivalent to more than 5% of fees related to external auditing services.

The  independence of our external  auditors is ensured in every possible service provided by them.

This is  achieved  through  specific  procedures,  such as  involving  personnel independent  of the  auditors  when the  contracted  services do not require the accumulated knowledge of the auditors or do not refer to services which abide by the  professional  independence  standards.  In this case, it can be achieved by specific  procedures of professional  independence or through the involvement of other independent professionals (‘second opinion’).

Additionally,  the  contracting of all the services  provided by the independent auditors, which are not linked to the external auditor, are evaluated beforehand by the  Audit  Committee  of the  Board of  Directors  and only  carried  out if approved by this  Committee.  Approval is only granted when the Committee  feels that the services  contracted  do not  interfere  with the  independence  of the auditors.

Companhia de Bebidas das
Américas - AmBev
Financial Statements at December
31, 2002 and 2001, and for each of the
two years then ending
and Opinion of the Independent Auditors

Report of the Independent Auditors

January 31, 2003

To the Board of Directors and Shareholders
Companhia de Bebidas das Américas - AmBev

1    We examined the financial statements of Companhia de Bebidas das Américas -
     AmBev  (parent  company)  on  December  31, 2002 and 2001 and for the years ending on those dates, and the respective consolidated financial statements of Companhia de Bebidas das Américas - AmBev and its  subsidiaries on these
     same  dates.   These   financial   statements   were  prepared   under  the
     responsibility of the company management.  Our responsibility is to provide our opinion on these financial statements.

2    Our  audits  were  conducted   according  to  approved  auditing  standards
     applicable  in Brazil,  which  require  that we perform the audit to obtain reasonable  assurance  as to whether the  financial  statements  are fairly presented in all relevant aspects.  Therefore, our audits included, amongst other procedures:  (a) the planning of our audit, taking into consideration the  significance  of the  balances,  the  volume of  transactions  and the accounting  and internal  control  systems of the company,  (b)  examining, based on  testing,  the  evidence  and records  supporting  the amounts and disclosures in the financial  statements,  and (c) assessing the accounting
     principles  used  and  the  most  representative   estimates  made  by  the
     management  of the company,  as well as  evaluating  the overall  financial statement presentation.

3    In our  opinion,  the said  financial  statements  fairly  present,  in all relevant aspects, the equity and financial position of Companhia de Bebidas das  Américas - AmBev on  December  31, 2002 and 2001,  parent  company and consolidated,  and the result of the operations,  changes in  shareholders’
     equity and the  origin  and  applications  of the  resources  of the parent company and consolidated for the years ending on those dates, in accordance with accounting practices adopted in Brazil.

     January 31,2003
     Companhia de Bebidas das Américas - AmBev

4    We are also of the opinion  that the  consolidated  cash flow  statement of
     Companhia de Bebidas das Américas - AmBev for the periods  ending  December
     31, 2002 and 2001,  included  as  supplementary  information  to provide an additional  analysis,  is adequately  presented,  in all material respects,
     based  on  the  financial   statements   mentioned  in  Paragraph  1.  This
     supplementary  information was subjected to the same auditing procedures as applied to the basic financial statements.

     PricewaterhouseCoopers
     Independent Auditors
     CRC  2SP000160/O-5

     PauloCesar  Estevão  Netto
    Partner
     Accountant
     CRC  1RJ026365/T-6 "T" SP 002331

Companhia de Bebidas das Américas - AmBev

Balance Sheet

As at December 31

In thousands of Reais

Assets	**Parent Company 2002**	**Parent Company 2001**	**Consolidated 2002**	**Consolidated 2001**
Current assets				
Cash and cash equivalents	102		2,769,509	2,476,476
Financial investments			735,38	86,415
Trade accounts receivable			678,991	802,555
Inventories			859,701	806,679
Taxes recoverable	47,311	69,398	410,256	336,037
Other	6,312	149,741	139,767	176,782
	53,725	219,139	5,593,604	4,684,944
Long-term assets				
Compulsory, legal and tax incentive deposits	41,568	37,859	256,931	258,306
Loans to employees to purchase shares	145,469	54,577	324,784	215,248
Deferred Taxes	139,774	119,334	1,558,348	1,160,274
Assets held for re-sale			121,549	104,524
Other	77,985	78,146	444,324	496,381
	404,796	289,916	2,705,936	2,234,733
Permanent				
Investments				
Directly controlled subsidiaries	4,186,094	3,806,607		
Goodwill and negative goodwill, net	403,72	473,615	626,894	617,574
Other	1,303	1,230	10,429	45,026
	4,591,117	4,281,452	637,323	662,6
Property, plant and equipment			3,289,104	3,277,745
Deferred charges			155,439	168,79
	4,591,117	4,281,452	4,081,866	4,109,135
Total assets	5,049,638	4,790,507	12,381,406	11,028,812

Liabilities and shareholders' equity	**Parent Company 2002**	**Parent Company 2001**	**Consolidated 2002**	**Consolidated 2001**
Current liabilities				
Trade accounts payable	174		789,089	571,169
Loans and financing	43	385	607,378	1,719,989
Payroll, profit sharing and social security contributions	1,171	19,667	59,682	141,889
Income tax and social contribution			74,38	72,251
Other taxes and contributions	711	21,883	619,415	601,16
Other	690,189	947,782	683,648	305,545
	692,288	989,717	2,833,592	3,412,003
Long-term liabilities				
Loans and financing			3,879,279	2,849,353
Sales tax deferrals			306,892	346,965
Provisions for contingencies and liabilities related to tax claims	125,184	131,772	1,014,948	815,487
Other		147,57	137,905	152,641
	125,184	279,342	5,339,024	4,164,446
Minority interests			79,143	88,926
Shareholders' equity				
Subscribed and paid-up capital	3,046,244	2,944,288	3,046,244	2,944,288
Capital reserve	16,592	4,867	16,592	4,867
Revenue reserves	1,247,357	970,181	1,247,357	913,723
Treasury shares	(78,027)	(397,888)	(180,546)	(499,441)
	4,232,166	3,521,448	4,129,647	3,363,437
Total liabilities and shareholders' equity	5,049,638	4,790,507	12,381,406	11,028,812

The accompanying notes are an integral part of the financial statements.

Companhia de Bebidas das Américas - AmBev

Income Statements
For the years ending December 31
In thousands of Reais **(continued)**

	Parent Company		Consolidated	
	2002	2001	2002	2001
Operating income (brought forward)	1,496,791	769,94	1,379,507	990,999
Non-operating income (expenses), net		28,836	(72,148)	2,326
Income before income taxes, statutory distributions and contributions, and minority interests	1,496,791	798,776	1,307,359	993,325
Income tax and social security contribution benefit (expense)	20,441	15,946	280,64	(51,974)
Income before statutory distribution and contributions, and minority interest	1,517,232	814,722	1,587,999	941,351
Statutory distribution and contributions				
Employee and management profit sharing	(6,919)	(12,877)	(112,264)	(81,298)
Contributions to the Zerrenner Foundation		(17,277)	(12,775)	(75,777)
Income before minority interests	1,510,313	784,568	1,462,960	784,276
Minority interests			47,353	292
Net income for the year	1,510,313	784,568	1,510,313	784,568
Shares outstanding at year end (in thousands)	38,620,730	39,741,398		
Net income per 1,000 shares at year end, in Reais - R$	39.11	19.74		
Net income per 1,000 shares at year end, excluding treasury shares, in Reais - R$	39.48	20.42		

The accompanying notes are an integral part of the financial statements.

Companhia de Bebidas das Américas - AmBev

Statement of Changes in Shareholders Equity of the Parent Company

In thousands of Reais

			Revenue reserve					
	Share capital subscribed and paid--up	Capital reserve	Future capital increase	Investments	Legal	Treasury Stock treasury	Retained Income	Total
On December 31, 2000	2,565,249	1	485,38	13,333	23,509			3,087,472
Capital increase	298,265							298,265
Exercise of options from employee stock ownership plan	80,774							80,774
Stock buybacks						(397,888)		(397,888)
Premium received on sale of stock options		4,866						4,866
Net income for the year							784,568	784,568
Appropriations of net income for the year								
Legal reserve					39,228		(39,228)	
Dividends							(336,609)	(336,609)
Statutory reserves			369,503	39,228			(408,731)	
On December 31, 2001	2,944,288	4,867	854,883	52,561	62,737	(397,888)		3,521,448
Exercise of options from employee stock ownership plan	101,956							101,956
Effect of implementation of NPC 26 on subsidiary							(56,299)	(56,299)
Stock buybacks						(354,648)		(354,648)
Investment reserve				(52,561)			52,561	
Cancellation of treasury shares			(674,509)			674,509		
Premium on transfer to third parties of treasury shares linked to financings		11,725						11,725
Net income for the year							1,510,313	1,510,313
Appropriations of net income for the year								
Legal reserve					75,516		(75,516)	
Interim dividends							(160,883)	(160,883)
Complementary dividends							(341,446)	(341,446)
Statutory reserves			853,214	75,516			(928,730)	
On December 31, 2002	3,046,244	16,592	1,033,588	75,516	138,253	(78,027)		4,232,166

The accompanying notes are an integral part of the financial statements.

Companhia de Bebidas das Américas - AmBev

Statement of Changes in Financial Position
Years ended December 31
In thousands of Reais

	Parent Company		Consolidated	
	2002	2001	2002	2001
Origins of financial resources				
From operations:				
Net income for the year	1,510,313	784,568	1,510,313	784,568
Expenses (income) not affecting working capital				
Equity in the results of subsidiary companies	(1,462,338)	(917,124)		
Deferred income tax and social contribution	(20,441)	(22,172)	(403,960)	(146,014)
Provision for losses related to net capital deficiencies of subsidiary companies	(147,570)	28,052		
Amortization of goodwill and negative goodwill, net	69,894	84,737	90,463	94,151
Depreciation and amortization of deferred charges			659,506	613,872
Provision for contingencies and liabilities related to tax claims	1,957	5,552	123,714	33,907
Financial charges on provision for contingencies and liabilities related to tax claims			32,908	13,104
Provision for losses on inventories and permanent assets			97,481	16,1
Interest and variations on stock ownership plan	(88,095)	(33,555)	(88,095)	(33,555)
Foreign exchange variation and charges on long-term financing		212	867,342	(5,246)
Minority interest			(47,353)	(292)
Foreign exchange variation on foreign subsidiaries			(155,817)	(46,140)
Gains arising from increased holdings in subsidiaries		(18,268)		(16,153)
Residual value of property, plant and equipment, investments and investments	88,322		159,819	40,665
Restitution of capital by the parent company	1,338,275			
Dividends from subsidiaries	44,346	308,582		
Reduction of net working capital in incorporated subsidiary		549,103		
	1,334,663	769,687	2,846,321	1,348,967
From shareholders:				
Capital increase	101,956	80,774	101,956	80,774
Premium on stock options and treasury shares	11,725	4,866		4,866
From third parties:				
Changes in long-term receivables				
Accounts receivable from subsidiaries			35,075	
Other taxes recoverable	160			
Changes in long-term liabilities				
Loans and financing			162,583	1,900,643
Total financial resources provided	1,448,504	855,327	3,145,935	3,335,250

Companhia de Bebidas das Américas - AmBev

Statement of Changes in Financial Position
Years ended December 31

In thousands of Reais **(continued)**

	Parent Company		Consolidated	
	2002	**2001**	**2002**	**2001**
Use of financial resources				
Increase in long-term assets				
Deposits	3,709	210	51,317	79,645
Loans to employees to purchase shares	2,797	21,022	21,441	16,542
Accounts receivable from subsidiaries				30,635
Other taxes recoverable		5,087	5,994	27,493
Other	8,542		4,25	41,074
Decrease in long-term liabilities				
Sales tax deferrals				123,045
Other accounts payable			28,312	13,745
Provision for contingencies and liabilities related to tax claims		2,993	32,606	112,863
Permanent assets				
Investments, including goodwill and negative goodwill	444,464	665,588	107,659	220,118
Property, plant and equipment			522,348	446,829
Deferred charges			45,533	82,607
Capital transactions				
Changes in capital of minority shareholders				2,363
Repurchase of shares	354,648	397,888	337,075	488,914
Proposed dividends	502,329	336,609	502,329	336,609
Net working capital of incorporated subsidiary				27,845
Total financial resources used	1,316,489	1,429,397	1,658,864	2,050,327
Increase (decrease) in working capital	132,015	(574,070)	1,487,071	1,284,923
Changes in working capital				
Current assets				
At end of year	53,725	219,139	5,593,604	4,684,944
At beginning of year	219,139	29,149	4,684,944	2,687,640
	(165,414)	189,99	908,66	1,997,304
Current liabilities				
At end of year	692,288	989,717	2,833,592	3,412,003
At beginning of year	989,717	225,657	3,412,003	2,699,622
	(297,429)	764,06	(578,411)	712,381
Increase (decrease) in working capital	132,015	(574,070)	1,487,071	1,284,923

The accompanying notes are an integral part of the financial statements.

Companhia de Bebidas das Américas - AmBev

Statement of Changes in Financial Position
Years ended December 31
In thousands of Reais

	2002	2001
Cash flows from operating activities		
Net income for the year	1,510,313	784,568
Expenses (income) not affecting cash and cash equivalents		
Depreciation and amortization of deferred charges	659,506	613,872
Provision for contingencies and liabilities related to tax claims	123,714	33,907
Financial charges on provision for contingencies and liabilities related to tax claims	32,908	1,238
Provision for losses on inventories and permanent assets	113,557	54,007
Interest and charges on stock option plan	(88,095)	33,555
Interest and variations on taxes and contributions	(21,405)	33,077
(Gain) loss in disposal of property, plant and equipment	63,312	(1,497)
Foreign exchange variation and charges on financings	2,120,463	281,678
Foreign exchange variation and unrealized gains on financial assets	(1,007,183)	(100,182)
Unrealized (gain) loss on swap and forward contract activities	(316,597)	36,252
Benefit of deferred income tax and social contribution	(403,960)	(146,014)
Foreign exchange variation on subsidiaries abroad, with no effect on cash	(108,714)	(13,955)
Amortized goodwill, net of realized goodwill	90,463	94,151
Minority interest	(47,354)	(292)
(Gain) loss from changes in holding in subsidiaries		(16,153)
Decrease (increase) in current assets		
Financial investments, maturing in more than 90 days	(368,123)	325,959
Trade accounts receivable	107,887	(91,504)
Taxes recoverable	(35,596)	(81,513)
Inventories	37,825	(187,020)
Legal deposits	(51,317)	(79,645)
Other	(25,595)	(88,865)
Decrease (increase) in current liabilities		
Suppliers	260,631	(7,705)
Payroll, profit sharing and social security charges	50,559	25,595
Income tax, social contribution and other taxes	(195,277)	45,815
Payments linked to contingency provision	(34,766)	(108,375)
Other	224,831	12,105
Net cash generated by operating activities	2,743,177	1,332,495
Cash flows from investment activities		
Investments in subsidiaries and affiliates, net of cash acquired	(75,525)	(220,118)
Disposal of property, plant and equipment	98,271	42,162
Acquisition of property, plant and equipment	(522,348)	(446,829)
Expenditure on deferred charges	(45,533)	(82,607)
Net cash flows from investment activities	(545,135)	(707,392)

Companhia de Bebidas das Américas - AmBev

Notes to the Financial Statements
In thousands of Reais
--------------------------------------------------------------------------------

1    Operations

(a)  General considerations

     Companhia  de Bebidas  das  Américas - AmBev ("The  Company"  or  "AmBev"), headquartered in São Paulo, operates, directly or through holdings in other commercial  or civil  companies,  in  Brazil  and in other  Latin  American countries,  in the  production and sale of beer,  draft beer,  soft drinks, other non-alcoholic and malt drinks.

     The Company has a franchise  agreement  with  PepsiCo  International,  Inc.
     ("PepsiCo")  to  bottle,  sell and  distribute  Pepsi  products  in Brazil, including the isotonic drink  Gatorade.  This last item is currently  under analysis by the Brazilian  consumer  defense body,  CADE.  There is also an agreement  with PepsiCo for the bottling,  sales and  distribution  outside
     Brazil of "Guaraná Antarctica" by PepsiCo.  This product is already sold in
     Portugal, Puerto Rico and Spain under the terms of this agreement.

     The Company has license  agreements  with Carlsberg A.S. and Miller Brewing
     Co. for the  production of Carlsberg  and Miller beers,  as well as a joint venture with Unilever  Brasil Ltda. for the production and  distribution of
     Lipton Ice Tea.

     AmBev’s  shares are traded on the São Paulo Stock  Exchange - BOVESPA - and on the New York Stock Exchange – NYSE - in the form of American  Depositary
     Receipts - ADRs.

(b)  Main activities in Brazil in 2002

     In June and July  2002,  the  Company  acquired,  through  its  subsidiary,
     Companhia  Brasileira  de Bebidas – CBB (“CBB”),  11,808  common shares and
     56,760  preferred  shares of Cervejaria  Astra S.A. - Astra for R$ 128,467, including goodwill of R$ 94,271, based on expected future profitability, to be amortized over 10 years. As a result of this acquisition,  the Company’s holding rose from 65.46% to 96.73%.

     In July 2002, the Company  acquired,  through its subsidiary  CBB,  841,966 common shares, 15,488 preferred shares Class A and 446,587 preferred shares
     Class B of Cervejaria Miranda Corrêa S.A. ("Miranda  Corrêa"),  for the sum
     of R$ 1.00  (one  real),  including  goodwill  of R$ 5,514  based on future profitability  to  be  amortized  over  10  years.  As  a  result  of  this acquisition the Company’s holding rose from 60.79% to 99.41%.

     As a result of this share  increase,  CBB assumed control of the management of  Miranda  Corrêa’s  operations,  and  began  to fully  consolidate  this company’s  assets and  liabilities  in July 2002, as well as those of Astra from January 2002.

     In August 2002, CBB returned  capital to its  shareholders  amounting to R$
     1,342,073. The Company’s portion of this amount, R$ 1,338,275, was returned through the  settlement of loans.  Additionally  the Company  increased the
     capital  of  its  subsidiary,   Eagle  Distribuidora  de  Bebidas  –  Eagle
     (“Eagle”), by R$ 442,248, through the capitalization of loan balances.

     Indústria de Bebidas Antarctica Polar S.A. ("POLAR") repurchased all of its own  shares in  August  2002 that had been  traded on the  market,  for the amount of R$ 6,841, corresponding to 2.65% of total shares issued, with the subsequent  sale of the holding of AmBev and its  subsidiaries  in POLAR to
     CBB, at the book value of R$ 88,322,  resulted in the total amortization of the existing negative goodwill on this investment amounting to R$ 14,843.

(c)  Main activities abroad in 2002

     In January 2003, AmBev and Quilmes Industrial S.A. (“Quinsa”) announced the approval of their strategic alliance. As a result of this transaction,  the
     Company will own 36.1% of the voting rights and a 37.5%  economic  interest in Quinsa and will proportionally  consolidate its holding in this company.
     The transaction was carried out in various stages:

     •    AmBev  contributed  its assets in  Argentina,  Bolivia,  Paraguay  and
          Uruguay to Quinsa in exchange  for 26.4  million  Class B shares to be issued by Quinsa;

     •    AmBev  bought  230.9  million  Class A shares in  Quinsa,  held by its parent companies, for US$ 346.4 million;

     •    AmBev and Quinsa signed  licensing and  distribution  agreements under which  Quinsa will  produce  and sell AmBev beer brands in  Argentina,
          Bolivia, Paraguay and Uruguay, and AmBev will import, produce and sell the Quinsa brands in Brazil .

     Quinsa’s  controlling  shareholders  have the right to exchange their 373.5 million  remaining Class A shares for shares in AmBev, in specific  periods each  year,  beginning  in April  2003.  AmBev also has the right to decide whether  these shares can be  exchanged  for Ambev shares at the end of the seventh  year  (starting  from April  2003).  In both cases,  the number of
     AmBev’s shares to be issued to Beverage  Associates  Corp.  (“BAC”) will be based  on the  future  Earnings  Before  Interest,  Tax,  Depreciation  and
     Amortization (“EBITDA”) of the two companies.

     The  conclusion  of the  transaction  was  authorized  by  the  Argentinean authorities subject to the following restrictions:

     Within a period of 12 months from January 14,  2003,  Quinsa and AmBev (the
     “Parties”) must:

     •    Sell to an independent, foreign brewer, which is financially sound and does not already  produce beer in the  Argentine  market (the “Buyer”)
          the following assets:

          •    The Bieckert and Palermo brands;

          •    Transfer the production license of the Heineken brand. Should the transfer of this license not be possible,  or considered damaging to the Parties,  the Imperial brand must then be sold in place of the Heineken brand;

          •    Sell the Norte brand, at the criterion of the Buyer, providing an agreement  has been  reached  on the price.  Should  there be any impasse,  this price will be determined  through an evaluation to be made by an investment  bank,  appointed by the Parties,  which has an internationally recognized reputation;

          •    Sell the brewery located in Lujan, Buenos Aires, where the Brahma brand is currently produced.

     •    Sell to a third  Party,  which is not the Buyer  and does not  produce beer in the Argentine market:

          •    The malt  production  facility  adjacent  to the former  Bieckert brewery located in Llavallol,  Buenos Aires.  Alternatively,  the
               Parties can agree to allow such a third party to run the facility for a period of 10 years.

     •    The two Parties will submit  within a period of 12 months from January
          14,  2003,  documentation  to  the  Argentine  competition  authority, providing proof that:

          •    They will allow the Buyer access to Quinsa’s distribution network in  Argentina  for the  brands  sold to the Buyer for a period of seven  years  from the date of the  sale of the  above  mentioned assets;

          •    They will not induce  consumers and clients to buy other products in operations matched with beer.

          •    The  Parties  will  commit t to the Buyer the  production  of the
               Bieckert,  Palermo and Heineken or Imperial brands  (depending on the  case),  for a period  of two  years,  from the date on which these assets are sold.

     The  purchase  by BAC and AmBev of all the shares of Quilmes  International
     (Bermuda) Ltd (“QIB”) held previously by Heineken, for a total price of US$
     102.7  million.  As a result of this  transaction,  AmBev and BAC will have
     8.6% and 6.4% of the QIB shares respectively.

     On October 24, 2002, the Company and Central American Bottling  Corporation
     ("CarbCorp")  announced  the  formation  of an alliance to exploit the beer market in Central America and the Caribbean.

2   Principal Accounting Practices

(a)  Financial statements

     The  Company's  financial  statements  were  prepared and are  presented in accordance with Corporate Law accounting principles practiced in Brazil and consistent  with the regulations of the Brazilian  Securities  Commission –
     CVM.

     The preparation of financial  statements  requires the use of estimates for recording certain assets,  liabilities and other  transactions.  Therefore, the financial  statements  include  several such  estimates  related to the useful lives of fixed assets, provisions for contingent liabilities, income tax and other similar provisions which, while based on best estimates,  may differ from the actual amounts.

(b)  Determination of income

     Income and expenses are recorded on an accrual  basis.  Sales  revenues and related costs are recorded on delivery of goods.

(c)  Current and long-term assets

     Cash and cash  equivalents,  represented by highly liquid  investments  and securities  maturing  within 90 days or less, are recorded at market value.
     The financial investments are represented mainly by notes and securities in foreign currency, government securities and bank deposit certificates.  And the financial  investments are shown at cost,  including,  when applicable, the return earned (“curve” of the securities); a provision for reduction to market values is recorded when necessary. (See note 2 (g)).

     The consolidated provision for overdue receivables of R$139,427 on December
     31, 2002 (2001 – R$131,568) is recorded at an amount considered  sufficient by management to cover probable losses arising from unpaid receivables.

     Inventories  are  recorded at the average  cost of purchase or  production, adjusted by a provision  for  reduction  to net  realizable  values,  where necessary.  At December 31, 2002 the  consolidated  provision  for obsolete inventories  amounted to R$28,660  (2001  -R$30,598),  recorded in “General supplies and others, net”.

     Other current and long-term assets are recorded at cost,  including,  where applicable,  accrued interest. A provision for reduction to market value is recorded when necessary.

(d)  Permanent assets

     The  parent  company  records   investments  in  subsidiaries  and  jointly
     controlled  companies by the equity method of  accounting,  separating  the cost of acquisition into equity value and goodwill and negative goodwill in its  preliminary  evaluation.  The goodwill on  investments is based on the
     appreciation   of  the  fixed  assets,   and  is  amortized  based  on  the
     depreciation  or realization  of the book value of the property,  plant and equipment  items of the  subsidiary,  whereas the goodwill  attributable to
     future   profitability  is  amortized   between  five  and  10  years;  the
     amortization of goodwill is recorded under "Other Operating  Expenses." The negative  goodwill,  attributed to various economic  factors,  will only be amortized in the case of disposal, in compliance with CVM regulations.

     Property,  plant and equipment is recorded at cost and includes bottles and crates, as well as interest costs incurred in financing the construction of major facilities. Maintenance and repair costs are charged to expenses when incurred.  Losses from breakage of bottles and crates during production are
     included  in  cost  of  sales.   Depreciation   is  calculated   using  the
     straight-line  method,  taking into account the useful lives of assets,  at the annual rates listed in Note 5.

     The amortization of deferred charges is calculated using the  straight-line method,  over a maximum  period of 10 years from the date the  operation of these activities begins.

(e)  Translation of financial statements of subsidiaries and affiliates abroad

     With  the  exception  of  the  subsidiaries   mentioned  in  the  following
     paragraph,  the financial  statements of subsidiaries and affiliates abroad are  converted  into Reais  taking the local  currency as their  functional currency. Therefore, their assets, liabilities and net worth were converted into  Reais at the  actual  exchange  rate on the  dates  of the  financial statements.  Income  statement items have been translated each month at the respective closing exchange rate of the month.

     The United States dollar was  considered to be the  functional  currency in the cases of Malteria Pampa S.A. ("Malteria Pampa"),  Malteria Uruguay S.A.
     ("Malteria  Uruguay")  and the malt  operations  of  Cerveceria  y Malteria
     Paysandu  S.A.  ("Cympay"),  as their  revenues  and cash flows are closely
     linked  to  this  currency.  As  a  result,  the  following   recalculation
     procedures were adopted:

     •    Inventories,  property, plant and equipment, accumulated depreciation, as well as  shareholders'  equity  accounts have been  recalculated in dollars at historical exchange rates and converted into Reais, and the monetary assets and liabilities, at year-end exchange rates.

     •    Depreciation   and  other  costs  and  expenses  relative  to  assets
          calculated at historical  exchange rates have been calculated based on the value of the  assets in US  dollars.  The other  income  statement items were translated at the average exchange rates during the month.

     •    Gains and losses  determined  in the  consolidation,  arising from the recalculation  process,  are included in the Company's results for the period, within "Operating Income".

     The financial  statements for CCBA  S.A.(“CCBA”)  in Argentina and for C.A.
     Cevecera Nacional S.A.  (“CACN”) in Venezuela  include monetary  correction based on local price index variations (Argentina:  measured by the National
     Statistics and Census Institute of Argentina - INDEC, which came to 118% in
     2002; Venezuela:  measured by Consumer Price Index – IPC, which came to 30%
     in 2002).  The total  effect of this  monetary  correction  during the year
     (considering   the  effects  on  the  results  for  the  year  and  on  the shareholders’ equity of the subsidiaries),  before taxes, came to R$ 76,477 in Argentina and R$ 28,831 in Venezuela (accumulated this year R$ 80,623 in
     Argentina and R$ 7,416 in Venezuela)  and was credited to the  consolidated results for the period within "Other Operating Income".

     In addition,  the financial  statements of the  subsidiaries and affiliates abroad  include  the  foreign  exchange  gains  or  losses  on  assets  and liabilities denominated in foreign currency.  Gains and losses arising from the conversion  process are also recognized in results for the year, within
     "Operating Income".

(f)  Current and long-term liabilities

     Current and long-term  liabilities are stated at known or estimated values, including  accrued  charges and  monetary  and foreign  exchange  gains and losses,  when  applicable.  Contingent  liabilities are recorded when their realization is considered probable,  at the loss value as determined by the external legal advisors of the Company and its subsidiaries.

(g)  Currency, interest and commodities forward and swap operations

     The open balances of foreign currency, interest and commodities forward and swap  operations  are not  recorded  on the  balance  sheet.  However,  the unrealized net gains and losses from these operations,  calculated based on the market  value,  are  recognized  on an accruals  basis,  in  "Financial
     Investments" and offset in "Financial Income (expenses)".

     The net results of forward currency  operations which have the specific aim of minimizing the Company's exposure to the risk of market  fluctuations on its main raw materials,  denominated in foreign currency,  are deferred and recognized  in cost of sales when  realized.  This  allows the  correlation between  the  effect of such  operations  and the price  paid for these raw materials.

(h)  Provision for contingencies and liabilities related to tax claims

     The provision for contingencies is recorded at current amounts,  for labor, tax,  civil and commercial  claims being  discussed at  administrative  and judicial  levels,  based on estimates of losses  determined by the external legal  advisers of the Company  and its  subsidiaries  for cases in which a loss is considered probable.

     Tax savings obtained,  based on provisional  injunctions relating to claims filed by the Company and its  subsidiaries  against  tax  authorities,  are subject to  provisioning  until they are  confirmed by a final  decision in favor of the Company and its subsidiaries.

(i)  Investment tax credits

     The  Company's  subsidiaries  have  state tax  incentive  programs  for the deferral  of tax  payments,  which are partly or totally  reduced.  In some states the grace periods and reductions are unconditional.  However,  where such conditions have been  established they are related to events under the
     Company’s  and the  subsidiaries'  control.  The  benefits  relative to the reduction  in the  payment  of these  taxes are  treated  as a reserve  for investment  tax  credits  and  recorded  in  the  shareholders’  equity  of subsidiaries,  on an accruals basis, or when the  subsidiaries  comply with the main requirements of state programs to receive the benefit granted.  In the  consolidated  financial  statements,  this  benefit is recorded  under
     “Other Operating Income” (2002 - R$ 151,932; 2001 - R$ 95,984).

(j)  Income tax

     Income tax and social  contributions  on net income are calculated at rates
     determined   by  the   prevailing   legislation.   Income  tax  and  social
     contribution  charges are recorded on an accrual basis,  including deferred taxes calculated on the difference between the book and tax bases of assets and liabilities.

     A  deferred  income  tax asset is also  recorded,  relating  to future  tax benefits of income tax credits and tax loss carry-forwards for subsidiaries in which the realization of such benefits is probable,  within a maximum of
     10 years, based on future income forecasts, discounted to present value, in compliance with CVM Deliberation 273/98 and CVM Instruction 371/02.

(k)  Employee benefits

     As laid down in the  Accountancy  Rules and  Procedures  - NPC  number 26 -
     "Accounting for Employee Benefits",  issued by the Institute of Independent
     Auditors of Brazil - IBRACON  –and  approved by CVM  Deliberation  371, the
     Company  recognizes  actuarial  assets and liabilities  related to benefits paid to employees.

     As a result of the above dispositions, the Company recorded directly in the shareholders’  equity of its subsidiary,  CBB, a net provision for benefits amounting to R$ 56,458, on December 31, 2001.

(l)  Consolidated financial statements

     The assets,  liabilities  and results of directly  controlled  subsidiaries were  consolidated,  with the  interest  of  minority  shareholders  in the capital and results of  subsidiaries  separated in the  minority  interests lines.

     The  investments in  subsidiaries  and the portion  corresponding  to their shareholders'  equity,  as well as assets and  liabilities,  and income and expenses,  arising from transactions between consolidated  companies,  were eliminated in the consolidation.

     The consolidated financial statements include the financial statements,  at the same dates, of the companies controlled by the Company, either directly or  indirectly.  AmBev and Souza Cruz S.A.  formed Agrega  Inteligência  em
     Compras Ltda.  Agrega,  in which AmBev holds 50% of total shares, to manage
     the  purchase  of  indirect   materials  and  services   through  a  B2B  -
     Business-to-Business   Internet   portal.   For  this  jointly   controlled
     subsidiary,  through a shareholders’  agreement, the company proportionally consolidates  the assets  and  liabilities  and the  results  according  to
     AmBev’s share of capital held . Agrega’s  consolidated  proportional assets totaled R$ 1,401 on December 31, 2002 (2001 - R$ 1,385).

(m)  Related party transactions

     Transactions  with related parties  involve,  among other  operations,  the purchase and sale of raw materials such as malt,  label,  corks and various finished  products,  eliminated in the consolidated  financial  statements, with the exception of the  non-consolidated  part of transactions  with the jointly controlled  companies (which are  proportionally  consolidated) and related parties.

     Mutual  loan  agreements  among the  group’s  companies  have  undetermined expirations and are subject to financial and interest charges equivalent to those obtained by the Company and its  subsidiaries in raising funds on the market, consolidated on the same basis as described above.

(n)  Reclassifications

     The open  balances  of  unrealized  gains  and  losses in  operations  with derivatives instruments at December 31, 2001 was reclassified from cash and cash  equivalents  to financial  investments in the interests of consistent disclosure of 2002.

3    Inventories

4    Other Assets

5    Property, Plant and Equipment

     The  subsidiaries  had  properties  for sale on December 31,  2002,  with a residual value of R$ 121,549  (December 31, 2001 –  R$ 104,504),  which are classified in long-term  receivables at estimated  realization values after deducting  provisions  for  potential  loss  on  realization  amounting  to
     R$ 55,861 (December 31, 2001 – R$ 43,892).

     During 2002, the subsidiaries  deactivated  machinery,  equipment and other assets  which  were of no further  use.  As a result of this  process,  the
     Company  recognized  in  its  consolidated   financial  statements  a  loss
     amounting to R$ 6,517 in "Non-operating  income (expense),  net", realizing net cash of R$ 5,384 from the sale and scrap value of these items.

6    Deferred Charges

Companhia de Bebidas das Américas - AmBev

Notes to the Financial Statements
In thousands of Reais

7 Investment in Directly Controlled Subsidiaries

(a) Changes in ownership of directly controlled subsidiaries, including goodwill and negative goodwill

Description	CBB (i)	Agrega	Eagle	Hohneck	Polar	IBANN	Total
Balance on December 31, 2000	3,364,788						3,364,788
Acquisition of investment					113,235	564,498	677,733
Negative goodwill from incorporation of shares					(14,843)		(14,843)
Dividends received and receivable	(308,582)						(308,582)
Incorporation of IBANN						(577,883)	(577,883)
Capital increase (reduction) with assignment of shares and credits	(1,530,783)		955,368				(575,415)
Capital increase	532,338	2,699	347				882,037
Equity in the results	905,42	(1,883)	(12,438)		12,640	13,385	917,124
Amortization of goodwill	(84,737)						(84,737)
Balance on December 31, 2001	2,878,444	816	1,289,930		111,032		4,280,222
Acquisition of investment					333		333
Sale of investment					(88,322)		(88,322)
Dividends received and receivable					(44,346)		(44,346)
Effect of implementation of NPC 26	(56,299)						(56,299)
Capital increase (reduction) with assignment of credits	(1,338,275)	1,810	442,248				(894,217)
Equity in the results	(240,883)	(2,083)	1,483,388	215,456	6,460		1,462,338
Amortization of (goodwill) negative goodwill	(84,738)				14,843		(69,895)
Balance on December 31, 2002	1,158,249	543	3,215,566	215,456			4,589,814

(i) Brahma was incorporated into CBB on March 31, 2000,

(ii) Headquartered abroad.

(iii) Indústria de Bebidas Antarctica do Norte e Nordeste S.A. - IBANN.

(iv) Balance composed of goodwill, net of amortization, of R$ 553,666, of negative goodwill of R$ 149,946, and of investments evaluated by the equity method of R$ 754,529.

(b)  Goodwill and negative goodwill

(c)  Subsidiaries

On December 31, 2002:

Description	CBB	Agrega	Eagle	Hohneck
Number of shares/quotas held - in thousands				
Common shares/quotas	3,442,186	1,375	276	10,000
Preferred shares	6,073,132			
Total shares/quotas	9,515,318	1,375	276	10,000
Percentage of capital				
In relation to preferred shares/quotas	99.5			
In relation to common shares	100.0	50.0	99.9	100.0
In relation to total shares/quotas	99.7	50.0	99.9	100.0
Information on the financial statements of the directly controlled subsidiaries:				
Adjusted shareholders'/quotaholders' equity	756,666	1,085	3,217,810	215,456
Adjusted net income (loss)	(334,370)	(4,169)	1,484,731	363,027

On December 31, 2001:

Description	CBB	Agrega	Eagle	Hohneck	Polar
Number of shares/quotas held - in thousands					
Common shares/quotas	3,442,186	1,375	158	10,000	13,117
Preferred shares	6,073,132				22
Total shares/quotas	9,515,318	1,375	158	10,000	35,117
Percentage of capital					
In relation to preferred shares/quotas	99.5				87.2
In relation to common shares	100.0	50.0	99.9	100.0	19.4
In relation to total shares/quotas	99.7	50.0	99.9	100.0	37.8
Information on the financial statements of the directly controlled subsidiaries:					
Adjusted shareholders'/quotaholders' equity (net capital deficiency)	2,396,755	1,635	1,290,831	(147,57)	333,002
Adjusted net income (loss)	615,868	(3,766)	441,658	(28,052)	45,341

(d)  Principal indirect holdings in subsidiaries

8 Loans and Financing - Consolidated

			Current		Long Term	
Type/Purpose	Financial Charges per Annum	Final Maturity Date	2002	2001	2002	2001
Local currency						
Fiscal incentives - ICMS	1.82%	January 2012	31,362	25,034	310,651	235,305
Fixed assets	2.93% above TJLP	December 2008	237,721	216,82	408,294	535,665
Other				29,131		
			269,083	270,985	718,945	770,97
Domestic currency						
Syndicated loan	2.4% above LIBOR quarterly	August 2004	7,062	3,016	1,150,760	691,71
Bond issues	10.7%	December 2011	9,24	4,379	1,766,650	1,160,200
Other (*)	139.56%	April 2005	63,438	223,53	1,251	71,258
Raw material imports	6.12%	December 2010	207,607	1,141,943	81,505	36,509
Acquisition of equipment	8.86%	January 2009	50,948	76,136	160,168	118,706
			338,295	1,449,004	3,160,334	2,078,383
			607,378	1,719,989	3,879,279	2,849,353

(*) Includes financings (including interest) linked to local currency in Argentina and Venezuela.

Abbreviations:

- TJLP – Long-term Interest Rate
- IRRF – Withholding Income Tax
- LIBOR - London Interbank Offered Rate
- ICMS – Value added Tax on Sales and Services

(a)  Guarantees

     Loans and financings for the expansion and construction of new plants,  and the purchase of equipment are guaranteed by mortgages of properties,  value of plants and financial  liens on equipment.  Loans for the purchase of raw materials,  mainly  malt,  syndicated  loan and the issue of external  debt notes are guaranteed by the collateral signature of AmBev companies.

(b)  Maturity

(c)  Sales tax ICMS fiscal incentives

     The financings  refers to programs  offered by certain states under which a percentage of tax due is financed by the state's  treasury  agent,  usually over five years from the date of maturity.

     The amount of R$ 460,986 in  "Deferred  taxes on sales"  contains a current portion of R$ 154,095 classified in "Other taxes and contribution”.

     The remaining  amounts refer to the maturity of deferred  ICMS, for periods of up to 10 years,  as part of the  incentive  program  for  industry.  The deferred percentages may be fixed during the program or vary progressively, from 75% in the first year to 40% in the last year.  The  deferred  amounts are  partially  indexed by a percentage  from 60% to 80% of a general price index.

(d)  Syndicated loan

     The syndicated loan in Yen is guaranteed by collateral  signatures of AmBev and its subsidiaries. On December 31, 2002, through a LIBOR swap, this loan was indexed to a fixed interest rate of 5.95% per annum.

(e)  Debt issued on the international market

     In  December  2001,  CBB  issued  US$500  million  Notes,  with a full  and unconditional  guarantee  by AmBev.  These bonds incur 10.7%  interest  per annum, payable every six months, with final maturity in December 2011.

     The Company  registered  these bonds on October 4, 2002 with the Securities and Exchange  Commission  – SEC.  Such  registration  annulled the 0.5% per annum  interest rate increase as foreseen in the contract in the event that the  exchange  was not  consummated  to cause the  Notes to  become  freely transferable within one year.

(f)  Contractual clauses

     The  Company is fully  compliant  with  indebtedness  and  liquidity  ratio commitments as regards the commitments detailed in (d) and (e) above.

9    Liabilities related to tax claims and provision for contingencies

     The Company and its subsidiaries have other lawsuits of a similar nature in process  which,  in the  opinion  of its legal  advisers,  are  subject  to possible, but not probable, losses of approximately R$ 976,000.

     The main liabilities  associated with tax claims and contingency provisions are the following:

(a)  Indirect taxes – ICMS and IPI

     The  provision  is related  mainly to tax claims on zero rate IPI  presumed credits  and to  extemporaneous  ICMS  and  IPI  credits  on  purchases  of property, plant and equipment carried out 1996.

(b)  Social  Integration  Program  (PIS) and  Contribution  for Social  Security
     Financing (COFINS)

     The  Company  obtained  an  injunction  in the first  quarter of 1999 which guaranteed  the right until  December  2001 to  withhold  PIS and COFINS on billings,  exempting it from withholding  such taxes on other receipts.  On
     December 31, 2002, the provision refers mainly to the amounts which had not been withheld under the protection of this  injunction.  However,  with the effectiveness  of Law 10.637 of December 31, 2002,  which  established  new rules  regarding the  calculation of PIS,  effective from December 1, 2002, the Company began paying this contribution, including on other receipts.

(c)  Income Tax and Social Contribution

     The provision  relates mainly the deduction of interest on own capital paid in 1996, when calculating the social contribution payable for 1996.

(d)  Labor Claims

     This provision relates to complaints by former  employees.  On December 31,
     2002,  judicial  deposits  linked to these claims  effected by the Company, updated in accordance with the official indices,  totaled R$ 74,733 (2001 -
     R$ 53,567).

(e)  Distributor Claims

     These  arise  mainly  from  cancelled   agreements  between  the  Company's
     subsidiaries and certain  distributors,  by virtue of the  restructuring of the  distribution  network,  as  well  as  in  some  cases,  because  of  a distributors' non-compliance with Company directives.

(f)  Other Provisions

     These  mainly  relate to issues  involving  the  National  Social  Security
     Institute - INSS, products and suppliers.

10   Other Liabilities

11   Social Programs

(a)  AmBev Private Pension Plan Institute – Instituto AmBev

     CBB and its  subsidiaries  have  two  types of  pension  plans:  a  defined contribution  model (open to new members) and a defined  benefit  model (no new members  accepted  since May 1998),  with the  possibility of migrating from the defined benefit plan to the defined contribution plan. These plans are  supported by members and the sponsor and managed by  Instituto  AmBev;
     their main  purpose  being to  supplement  the  retirement  benefits of the employees and managers.  In the year ended  December 31, 2002,  the Company and its  subsidiaries  contributed  R$ 4,181  (2001 - R$ 805) to  Instituto
     AmBev.

     Based on the report of the independent  actuary,  the position of the plans on December 31 was as follows:

     This asset was recognized by the Company at the realizable limit considered probable under current  circumstances,  of R$ 21,574 (2001 - R$ 20,792), in
     "Surplus assets - Instituto AmBev".

(b)  Medical and other benefits provided by CBB

     CBB provides  direct medical  assistance and benefits,  paying the costs of medicine and other items for pensioners.

     The  provision  on  December  31,  2002  amounted  to  R$ 53,428   (2001  -
     R$ 55,558), in accordance with the independent actuary’s calculations,  and was fully  recognized in the Company’s  financial  statements in "Provision for employee benefits".

     Changes in the provision:

(c)  Antônio and Helena Zerrenner Foundation

     The  Zerrenner  Foundation's  main  purpose  is to provide  the  sponsoring companies'  employees  and  managers  with  medical,  hospital  and  dental assistance,  provide professional specialization or graduation courses, and maintain  organizations  that provide  assistance  to the elderly,  amongst others,  through  direct  actions or financial  aid  agreements  with other entities.

     The  actuarial  liability  for  the  benefits  provided  by  the  Zerrenner
     Foundation of R$ 76,762 on December 31, 2002 (2001 -  R$ 61,487),  based on the calculation  reported by the independent actuary, was fully compensated by the same amount from the existing assets of the Zerrenner  Foundation on the same date, and the surplus  balance of assets was not recognized by the company in its financial statements, in accordance with NPC 26.

     The changes in the actuarial liability of the Zerrenner  Foundation were as follows:

(d)  Actuarial assumptions

     The  assumptions  adopted by the  independent  actuary in  calculating  the actuarial obligation were as follows:

12   Shareholders’ Equity

(a)  Subscribed and paid-up capital

     On December 31, 2002, the Company's capital amounted to R$ 3,046,244, (2001
     –  R$2,944,288)  and is  represented  by  38,620,730,000  shares,  (2001  –
     39,741,398,000)   comprised  of   15,795,903,000   common  shares  (2001  –
     16,073,049,000)    and    22,824,827,000    preferred    shares   (2001   –
     23,668,349,000), all nominative with nominal value.

     In April  2002,  the  Company  decided to cancel  1,504,743,000  of its own shares,  of which  277,146,000  were  common and  1,227,597,000  preferred, without  reducing the share  capital.  The Company also decided to increase share capital by R$ 101,956,  through a private subscription of 384,075,000 preferred shares, with no nominal value, already fully paid-up, exclusively for the Stock Ownership Plan.

(b)  Warrants

     The company has 404,930,000 outstanding warrants, being 142,039,000 for the subscription of common shares and 262,891,000 for preferred  shares,  which give the right to  subscribe  AmBev’s  shares,  in the  proportion  of five shares for each  warrant of the same class of shares.  The  exercise of the warrants will take place in April 2003.

     The  Company’s  understanding  is  that  the  subscription  price  must  be determined  based on the  original  subscription  price of R$ 200 per 1,000 shares, adjusted as stated in the issue notice, with a restatement based on the IGP-M  inflation  index,  plus 12% interest per annum,  calculated “pro rata temporis”, and reduced by the amount of dividends paid.

     If public or private  subscriptions occur at prices below the (theoretical)
     warrant price, the price will be adjusted to match such subscription  price and all  subsequent  corrections  will be resumed  at this new level.  This determination  is aimed at ensuring  that any new share  issues,  at prices below the warrant  price,  should also  benefit the warrant  owners,  as is usual when issuing convertible debentures.

     On  November  1,  2002,  AmBev  was  informed  by the CVM that its  General
     Counsel’s office had a different  understanding of the issue and considered that the price determined for share  subscription bonus should be the price of the  subscriptions  realized from 1996 to 2003,  limited to the scope of the Company’s Stock Ownership Plan.

     AmBev believes that the CVM General  Counsel’s  interpretation  is mistaken
     and  intends  to  continue  to  question   them  about  the  forms  legally
     admissible,  based on its legal  advisers’  understanding.  The  Company is concerned – above all – that the opposing  interests of the warrant holders and the shareholders receive fair treatment.

(c)  Appropriation of net income

     The Company's by-laws provide for the following appropriation of net income for the year, after deductions provided in law:

     •    27.5% as mandatory dividend payment to all shareholders. Pursuant to a legal  determination,  preferred shares are entitled to a dividend 10%
          greater than that paid to common shares.

     •    An amount not lower than 5% and not higher  than 68.8% of net  income, for  the  constitution  of  an  investment  reserve,  to  finance  the expansion  of the  activities  of the  Company  and its  subsidiaries, including  subscriptions  to capital  increases or the creation of new businesses. This reserve is included in the capital budget approved by the Board of Directors.

     •    Constitution  of a  reserve  for  future  capital  increase  with  the remaining balance of net income for the year.

     •    Distributions  to employee for profit  sharing,  limited to 10% of net income for the year, based on pre-determined  criteria.  The directors are entitled to a maximum of 5% of net income for the year, limited to their annual salary.  Profit sharing is conditional on the achievement of collective and individual  goals,  previously fixed by the Board of
          Directors at the beginning of the year.

(d)  Proposed dividends

     The calculation of the dividends,  approved by the Board of Directors,  out of net income for the year ended December 31 is as follows:

     (i)  In  September  2002,  the  Board of  Directors  approved  the  interim dividend  of R$ 3.97 per 1,000  common  shares  and R$ 4.36 per lot of
          1,000 preferred  shares,  excluding  withholding tax, in line with the prevailing  legislation.  Payments  started on  November  25,  2002 to holders of record as of October 25, 2002.

(e)  Reconciliation of Parent Company and Consolidated  Shareholders'  Equity on
     December 31, 2002

(f)  Treasury shares

     The Board of Directors  approved the  investment  of resources in the stock repurchase program and the Company is authorized,  for renewable periods of up to 90 days, to acquire shares within the established limits.

     On December 31, 2002,  the Company  held  R$ 78,027  (2001 - R$ 387,888) in treasury shares.

     Changes in treasury shares:

     In January 2003, the Company  launched a new buyback program for its common and  preferred  shares,  amounting to R$ 200,000,  in  conformity  with CVM
     Instruction 10/80. During the following 90 days the Company may buy back up to  7.21%  of the  common  shares  and  8.71% of the  preferred  shares  in circulation in each class.

     On December 31, 2002, CBB owned  50,005,000  common shares and  150,791,000 preferred shares (2001 – 50,005,000 common shares and 150,470,000 preferred shares) in treasury, amounting to R$ 102,519 (2001 - R$ 101,553).

13   Stock Ownership Plan

(a)  Stock ownership plan

     AmBev  has a plan  through  which  employees  may  acquire  as a  means  of
     attracting  and   maintaining  the  services  of  directors  and  qualified
     employees.  The plan,  as defined in the Company  by-laws,  is managed by a committee comprised of non-executive members of the Company. This committee periodically  establishes stock ownership programs for common and preferred shares, defining the terms and categories of employees to benefit, and sets the price at which  options will be  exercised.  This price cannot be below
     90% of the  average  stock  price  traded on the São Paulo  Stock  Exchange during the three  business days prior to granting such options,  indexed to inflation  to the date of actual  exercise.  The number of options  granted each year may not exceed 5% of the total  number of shares of each class on that date. (0.03% and 1.30% in 2002 and 2001, respectively).

     When options are exercised, the Company can opt to issue new shares, or use its treasury shares. Stock options granted have no final date for exercise.
     If the employee  ceases to be employed by the Company,  the options expire;
     and the  Company  has the  right to  repurchase  any  shares  bought by the employee at a price equal to:

     •    the  price  paid  by the  employee,  corrected  by  inflation,  in the hypothesis to sell the shares within the first 30 months following the exercise of the option;

     •    50% the batch of the price paid,  corrected by inflation,  and another
          50% the batch of the  market  price if the  employee  sells the shares after the first 30 months  but  before the  sixtieth  month  after the exercise of the option;

     •    at market price in case of sells occur sixty months after the exercise of the option.

     Plan participants who do not utilize at least 70% of their annual bonus, if awarded, net of income tax and other charges incident thereon, to subscribe shares of the stock ownership plan,  will loose  underlying  options in the same amount,  unless the equivalent  amount had been previously  subscribed with own resources.

     The Company may finance the purchase of shares in accordance with rules set forth of the plan.  Financing  arrangements  are normally for periods of no more than four  years and  accrue 8%  interest  per annum  above the IGPM -
     general  price index.  Loans are  guaranteed  by the shares issued when the option is exercised.  On December 31, 2002 these loans  totaled  R$ 324,784
     (2001 - R$ 215,248).

     A summary  of the  changes in the  options to buy shares for the  reporting periods ending on December 31 is as follows:

(b)  Premium in the placement of options for the stock buyback program

     At the beginning of 2002, the Company repurchased shares issued in December
     2001 by exercising  options to buy its own shares, for a total amount of R$
     89,099,  at an average price per lot of 1,000 shares of R$ 472.98.  The net premium received in 2001 in placing these options was R$ 4,866,  recognized as capital reserve in the shareholders’ equity account.

14   Treasury

(a)  General considerations

     A substantial part of the Company’s loans and financings are denominated in foreign  currency.  The  Company  also  has  assets  in the  Southern  Cone
     (Mercosul),  Venezuela  and Central  America,  which at  December  31, 2002 represented  approximately  27% and 5% of  consolidated  assets  and sales, respectively.

     The Company and its subsidiaries  hold cash and cash equivalents in foreign currency,  as well as realize  currency,  interest rate, and commodity swap operations and currency forward  operations for protection against exposure to market fluctuations in foreign currencies,  interest rates and commodity prices, mainly aluminum.

(b)  Derivative instruments

     Nominal value of open derivatives contracts on December 31, 2002:

     •    Unrealized gains and losses

     Unrealized  gains and losses  represent the current  amount  receivable (to pay)  should all the  operations  be settled on December  31,  based on the probable  market  value.  On December 31, 2002,  the balance of  unrealized
     gains   (losses)  in  derivative   operations,   recognized  in  "Financial
     Investments" and "Financial  Revenues  (expenses)",  was R$ 240,329 (2001 -
     loss of R$ 35,795).

     •    Currency and interest rate hedge

     The book value of these  financing  instruments  are restated  based on the quoted prices in their corresponding markets on December 31, 2002.

     •    Currency and commodities hedge

     The book value of these financing instruments are restated to market value.
     During the year ending  December  31, 2002 the amount of R$ 4,916,  arising from the positive net result of these  operations with the specific purpose of minimizing the Company’s  exposure to fluctuations  in foreign  currency and the prices of raw materials to be acquired,  was deferred,  and will be recognized  in the  results  when the  corresponding  sale of the  finished product occurs.

     During the year ended December 31, 2002, the amount of R$ 345,649,  arising from the  positive  net result of these  operations,  was  recognized  as a credit in cost of sales.  Additionally,  credits amounting to R$ 11,847 and
     R$  14,153,   respectively,   were  recognized  as  selling,   general  and
     administrative expenses.

(c)  Concentration of credit risk

     A substantial proportion of sales are to distributors within a wide-ranging distribution network. The credit risk is reduced due to the large number of clients  and the control  procedures  to monitor  this risk.  Historically,
     AmBev and its subsidiaries have not recorded  significant  losses on client receivables.

     To  minimize  the credit risk to its  investments,  the Company has adopted
     policies  in  the   allocation  of  cash  and   investments,   taking  into
     consideration the limits and credit ratings of financial  institutions,  to prevent credit risk concentration.

(d)  Financial income and expenses

     (*)  Includes  the  effects  of  marking  to  market  value  the  Company’s financial investments.

     The  financial  investments,  as well as the  derivative  instruments,  are
     restated  based  on  their  specific  market   valuations.   The  financial
     liabilities, represented mainly by the issue of bonds, syndicated loans and import finance are recorded at cost,  restated to their initial  contracted interest rates,  including monetary and foreign exchange variations,  based on closing rates for each year.

     The  market  value of the  financial  investments  was hedged  against  the financial liabilities which did not impede redemption at any time, although the  intention  is to  hold  them  to  maturity.  Therefore,  should  these instruments  be  settled  only on  their  respective  maturity  dates,  the negative  effect between the market value and the estimated  yield curve of the securities should be totally eliminated. Had the Company also been able to adopt the same  criterion  to recognize  its  financial  liabilities  at market  value,  there  would  have  been  an  unrealized  pre-tax  gain  of approximately R$461,634 at December 31, 2002, as shown below:

     The criteria used to determine these gains were:

     •    Bonds:  secondary market value of the bonds based on the closing price on December 31, 2002 (approximately 77.53% of face value).

     •    Syndicated  loan:  estimated  value based on the secondary  market for securities carrying a similar risk (average of 6.90% per annum).

     •    Import  finance:  estimated value for negotiating new operations as at
          December  31,  2002,  as  informed  by  financial  institutions,   for
          instruments  with similar  maturity  and terms (on average  11.50% per annum).

15   Income Tax and Social Contribution on Net Income - CSLL

(a)  Reconciliation of income tax and social  contribution  benefit (expense) to nominal rates

(b)  Composition of income tax and social contribution  expense (benefit) on net income

(c)  Composition of deferred taxes

     Based on  projections  of future  taxable  income of the parent company and subsidiaries  located in Brazil and abroad,  the estimated  recuperation of
     the   consolidated   asset  balance  of  deferred  income  tax  and  social
     contribution on tax losses is as follows:

     The recorded  asset is limited to the amount for which off-set is supported by profit  projections for the next 10 years,  discounted to present value, according to CVM Instructions  273/98 and 271/02,  and considering that the offset of tax losses is limited to 30% of pre-tax  income for the year,  in line with Brazilian tax legislation.

     The  deferred  income  tax  asset  includes  the  effect  of tax  losses of
     Brazilian  subsidiaries  which  cannot be written off, and can be offset by future taxable income, and results in the amount of R$ 143,732. The Company is studying the use of this credit. Additionally, the corresponding benefit for tax  losses in  companies  abroad,  amounting  to R$  132,615,  was not recorded as an asset,  since  management can not assure that realization is probable.

     It  is  estimated   that  the  balance  of  deferred  taxes  for  temporary
     differences  on  December  31,  2002 will be  realized  by the end of 2008.
     However, it is not possible to foresee with reasonable  precision the years in which they will be realized, since most of these differences are subject to judicial  decisions  over which the Company has no control nor any means of foreseeing when there will be a final decision.

     The projections for the generation of future taxable income include several estimates  related to the  performance  of the Brazilian and world economy, exchange rates, sales volume, sales price, tax rates and others which could differ from current data and figures.

     Since the income tax and social  contribution on net income derive not only from taxable income,  but also from the Company’s  taxable and shareholding structure,  the existence of non-taxable income,  non-deductible  expenses, tax  exemption and  incentives  and various  other  variables,  there is no relevant  correlation  between the  Company’s net income and the income tax and social contribution result.  Therefore,  the manner in which tax losses are used  should  not be  taken as an  indicator  of the  Company’s  future profits.

16   Other Operating Income (Expenses), Net

17   Non-Operating Income (Expenses), Net

18   Insurance

     On December 31, 2002, the main assets of the Company and its  subsidiaries, such as property, plant and equipment and inventories, were insured against fire and other risks, based on the respective replacement values.  Coverage is higher than the book value of these assets.

                                      * * *

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2003

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/S/ Luis Felipe P. Dutra Leite
Luis Felipe P. Dutra Leite Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management's current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev's performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.